SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 30 , 2004
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes           No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes           No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X
Enclosure: Report for the quarter and six months ended 30 June 2004 - prepared in accordance with
International Financial Reporting Standards (IFRS).

Quarter 2 2004
Report
for the quarter and six months ended 30 June 2004
Solid operational performance constrained by strong local currencies, particularly the South African rand
Group results for the quarter...
·
Merger with Ashanti completed and integration of assets under way
·
Production for the quarter increased by 21% to 1.49Moz
·
Despite a 2.5% strengthening in the rand, total cash costs were unchanged at $260/oz, and in South Africa, total cash costs in local currency decreased by 4%
·
Average spot gold price declined 4% to $393/oz; received price of gold down $20/oz
·
Agreement reached to acquire a 29.9% stake in Trans-Siberian Gold for £17.6m ($32m)
...and for the six months
·
Gold production 4% lower at 2.7Moz, as a result of exceptional Morila performance in the previous corresponding half-year and sale of Jerritt Canyon in June 2003, though partly offset by additional production from Ashanti assets
·
Total cash costs increased by 27% to $260/oz and adjusted headline earnings down 21% to $111m mainly due to a stronger rand
·
Interim dividend of R1.70 ($0.27)/share declared. Reduced dividend arises from decline in earnings and necessity for prudence in light of uncertainty over gold price and rand/dollar exchange rate
Quarter
ended
June
2004
Quarter
ended March
2004
Six
months
ended
June
2004
Six
months
ended
June
2003
Quarter
ended
June
2004
Quarter
ended March
2004
Six
months
ended
June
2004
Six
months
ended
June
2003
Unaudited Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
46,330
38,416 84,746 88,218
1,490
1,235 2,725 2,836
Price received
3
- R/kg / $/oz
81,276
87,837 84,285 89,948
385
405 394 349
Total cash costs
1
- R/kg / $/oz
55,162
56,297 55,677 52,659
260
259 260 204
Total production costs
1
- R/kg / $/oz
68,659
69,068 68,845 64,254
324
318
321 249
Financial review
Operating profit - R / $ million
203
716 919 2,302
26
108 134 287
Adjusted operating profit
2
- R / $ million
702
884 1,586 2,298
108
132 240 286
Net (loss) profit - R / $ million
(70)
248 178 991
(12)
38 26 123
Headline (loss) earnings - R / $ million
(22)
286 264 1,118
(5)
44 39 139
Adjusted headline earnings
4
- R / $ million
322
400 722 1,130
51
60 111 140
Capital expenditure
1
- R / $ million
992
567 1,559 1,303
150
84 234 163
(Loss) earnings per ordinary share - cents/share
Basic
(28)
111 75 445
(5)
17 11 55
Diluted
(28)
111 75 445
(5)
17 11 55
Headline
(9)
128 111 502
(2)
20 16 62
Adjusted headline
4
127
179 303 507
20
27 47 63
Dividends - cents/share
170 375
27
51
Note:
1.
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
2.
Operating profit excluding unrealised non-hedge derivatives.
3.
Price received including realised non-hedge derivatives.
4.
Headline (loss) earnings before unrealised non-hedge derivatives and fair value losses on interest rate swaps.
$ represents US dollar, unless otherwise stated

Financial and operating review
OVERVIEW OF THE SECOND QUARTER AND THE HALF-YEAR
This quarter saw the merger with Ashanti completed and the results of the former Ashanti operations are incorporated from the beginning of May.
As expected, the AngloGold operations improved quarter-on-quarter while the majority of the Ashanti assets continued to suffer the effects of under- capitalisation. A reduction of 5% in the received gold price saw adjusted headline earnings fall by 15% to $51m.
Gold production for the quarter increased by 21% or 255,000oz, of which 199,000oz came from the two months' production at the Ashanti operations. The Ashanti production was lower than expected due to a combination of the Siguiri embargo and the effects of the continued undercapitalisation of the Ashanti assets. It is anticipated that it will take four to six quarters for the recapitalisation strategy of the Ashanti operations, set out in some detail later in this report, to begin to yield noticeable results.
On a more pleasing note, production from the operations in all of AngloGold Ashanti's other operating countries, with the exception of Mali (Morila and Sadiola), increased quarter-on-quarter. Notably, Cripple Creek & Victor and Cerro Vanguardia, two operations which had been performing below expectations, posted gold production increases of 6% and 34% respectively.
Despite a further 2.5% strengthening in the rand to an average of R6.59 to the dollar, average total cash costs (excluding those of the Ashanti operations) went down by $1/oz to $258/oz, due to the cost reduction initiatives currently being implemented across the group. In South Africa, costs in local currency terms decreased by 4% to R59,016/kg, while operations in all countries except Mali, Namibia, Tanzania and Argentina posted modest reductions in costs. Total cash costs for the group remained virtually unchanged at $260/oz. Total production costs increased by $6/oz to $324/oz as a result of the increased cost of amortisation with the Ashanti merger.
Against this backdrop of good production and cost performance, the received price of gold fell $20/oz to $385/oz compared with an average spot price of $393/oz. The volatility of the gold price during the quarter made it difficult for the company to track the spot price, although the price received by the Ashanti operations benefited from the timing of their hedge contracts. This price may not be sustainable and while AngloGold Ashanti will continue to actively manage the hedgebook, it is expected that the Ashanti contracts will deliver prices below spot in the foreseeable future.
The fall in the received gold price reduced revenue by $29m, while adjusted operating profit fell by $24m.
Expenditure on corporate activities rose by $6m: $4m on corporate costs and $2m on exploration as a result of the inclusion of Ashanti into the expanded company. A large part of the corporate cost increase was due to integration expenses and is therefore of a non-recurring nature. Despite planned lower cash balances and increased debt resulting from the Ashanti transaction, which required the repayment of the Ashanti mandatory exchangeable notes, its revolving credit facility and transaction-related costs, net interest paid reduced by $3m. This is primarily due to an interest rate swap on the convertible bond, where the fixed interest rate was swapped for a floating rate. Tax on normal operations decreased by $17m to $14m, primarily reflecting the response of the South African tax formula to the sharp drop in the operating profits of the South African operations.
Adjusted headline earnings consequently fell by $9m to $51m. During the quarter, 41,133,752 shares relating to the Ashanti transaction were issued, giving a weighted average number of shares for the quarter of 253,046,275. Adjusted headline earnings per share accordingly fell 7 US cents/share to 20 US cents/share. There was an unrealised loss on non-hedge derivatives of $82m, compared to $24m last quarter. This loss is based on the marked-to-market value at the end of the quarter of open non-hedge contracts; the loss is an accounting calculation and not a cash item and this negative valuation does not necessarily imply that this loss will be realised in the future. As a result, the income statement shows a net loss for the quarter of $12m, compared to a profit last quarter of $38m.
For the half-year, gold production, at 2.7Moz, was some 4% lower than that of the first half of 2003. This was due to the exceptionally high production at Morila in the first half of 2003 and the sale of Jerritt Canyon in the USA in June 2003, offset by the increase in production from the Ashanti operations. The 17% strengthening of the rand against the US dollar for the six-month period, from R8.03 to R6.67, impacted dramatically on total cash costs, which increased by 27% to $260/oz. The strengthened local currency also was the major cause of the 21% decline in adjusted headline earnings to $111m, or 47 US cents/share.

The company has declared an interim dividend of 170 South African cents/share (27 US cents/share). The reduced dividend arises from the decline in earnings over the six months and the necessity for prudence in light of uncertainty over the gold price and the rand/dollar exchange rate and their possible effects on earnings in the second half of 2004.
On 1 July, AngloGold Ashanti announced an agreement to acquire a 29.9% stake in Trans-Siberian Gold plc, the UK-based holding company for the TSG Group's Russian gold business, for £17.6m ($32m). The TSG Group has three existing gold projects in the Kamchatka and Krasnoyarsk regions of Russia, in addition to an extensive exploration licence surrounding one of the projects. This modest first move into Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the operating environment.
AUDIT OF 2003 MINERAL RESOURCE AND ORE RESERVE STATEMENT
Early this year, the AngloGold Ashanti 2003 Mineral Resource and Ore Reserve Statement was submitted to independent consultants for review. The ore reserves and mineral resources from eight of AngloGold Ashanti's global operations were randomly selected and subjected to review. The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti's reserves and resources were evaluated. It is the company's intention to repeat this process periodically to ensure continued compliance with accepted practice.
PROSPECTS FOR THE THIRD QUARTER AND YEAR
For the third quarter, AngloGold Ashanti anticipates producing approximately 1.6Moz at a total cash cost of about $263/oz, assuming a rand/dollar exchange rate of R6.59. For the full year, the company expects to produce approximately 6.1Moz at a total cash cost of about $260/oz, assuming an exchange rate of R6.59 for the year. The revision to these estimates follows an in-depth review of the Ashanti integration plan post the closure of the transaction. The company remains encouraged by the potential of these assets.
OPERATING RESULTS FOR THE QUARTER
With effect from this quarter, operational commentary is reported by country rather than by operating region.
SOUTH AFRICA
At Great Noligwa, the volume mined increased by 6% from last quarter, due to more production shifts. The high grades experienced in the SV1 area in the previous quarter were not sustained and the yield declined by 8% to 9.95g/t. Grade is expected to remain at this level in the foreseeable future. Gold production was 4% higher at 6,121kg (196,000oz) while total cash costs decreased by 7% to R47,340/kg ($223/oz) mainly due to the higher gold production. Despite the improved cost and production performance, the adjusted operating profit fell by 21% to R166m ($26m), reflecting the impact of the lower price received. The Lost Time Injury Frequency Rate (LTIFR) deteriorated by 13% to 10.43 lost-time injuries per million hours worked. One employee lost his life when a support pack collapsed.
At Kopanang, the volume mined was 8% higher, and the grade, although 8% lower than that of the previous quarter, was still in line with expectations. Gold production improved by 2% to 3,821kg (122,000oz) following the 11% higher tonnage treated, although the effects of this increase were partially offset by the lower yield. Total cash costs fell by 7% to R55,814/kg ($263/oz), mainly because of the improved gold production. The adjusted operating profit was unfavourably impacted by the lower price received and fell 30% to R69m ($10m). For the quarter, the LTIFR improved by 12% to 11.88 and the mine achieved 1 million fatality-free shifts in July.
The volume mined at Tau Lekoa rose by 3% as a result of a further 1% improvement in face length and a 2% increase in face advance. Yield benefited 14% from the improved mining mix to close the quarter at 4.17 g/t. Plant throughput this quarter also improved as a result of a clean-up of underground lock-up over the Easter break and from the redistribution of mining crews to allow mining of more panels per raise line. This volume, together with the higher yield, accounted for a 20% increase in gold production to 2,509kg (81,000oz). The improved gold production resulted in total cash costs decreasing by 16% to R67,030/kg ($316/oz). The improved operating results were only partially offset by the lower price received and resulted in an adjusted operating profit of R6m ($1m) for the period, following the R3m ($0.3m) operating loss reported in the March quarter. The quarter saw an 11% improvement in the LTIFR to 16.11, although two employees lost their lives in separate incidents involving underground mining equipment.
At Moab Khotsong, the gold production of 66kg (2,100oz) is not included in the South Africa region's production, as the revenue continues to be capitalised against pre-production costs. Commercial production is scheduled for 2006. The LTIFR was 6.55 as compared with 4.83 in the last quarter.
Savuka's volume mined remained at the same level as the previous quarter. The 10% drop in in-

situ mining face grade was the main reason for the 1% fall in yield to 5.87g/t, a level at which the grade is expected to remain for the foreseeable future. More tonnes were treated quarter-on-quarter, as a result of increased development, while gold production also improved by 6% to 1,162kg (38,000oz). Total cash costs were held to previous levels of R97,928/kg ($462/oz). Adjusted operating losses were impacted by a lower price received and increased from R30m ($4m) to R41m ($7m). As the mine is expected to close in 2006, labour has been reduced and, given the lower gold price, further cost management initiatives will be implemented. Despite a 2% improvement in the LTIFR, one employee died as a result of a tramming accident.
At Mponeng, volume mined improved 11% over the first quarter, as expected. An anticipated 8% decline in grade to 7.80g/t resulted from a drop in face values and the dilution from an increased development rate. Gold production improved by 1% to 3,266kg (105,000oz) due to the higher tonnages treated. Total cash costs, at R68,486/kg ($323/oz), were unchanged from last quarter. The lower price received, unfavourable inventory movements and higher amortisation charges resulted in an adjusted operating loss of R1m ($0.1m). One employee lost his life due to a seismic event, while the LTIFR deteriorated by 3% to 9.06.
At TauTona, volume mined was 1% lower than that of the previous quarter due to planned stoppages for safety reasons and a combination of reduced face advance and difficulties in negotiating a major fault. Yield fell by 11% to 10.88g/t as a result of a higher level of off-reef mining due to the fault. Gold production was held steady at 4,559kg (147,000oz). Total cash costs at R48,572/kg ($229/oz) showed a 1% increase compared to the previous quarter. The lower price received together with the marginally higher costs impacted on the adjusted operating profit, which decreased by 44% to R87m ($13m). Two employees lost their lives in a seismic-induced fall of ground incident. The LTIFR, at 7.87, improved by 24% over the previous quarter.
At Ergo, tonnes treated increased by 6% as a result of the higher volumes reclaimed from the 5L29 dam, reduced downtime caused by rainfall and one additional production shift. The increased volume was offset by the lower yield of 0.23g/t (8%) and resulted in gold production falling by 3% to 1,855kg (59,000oz). Total cash costs increased by 2% to R82,869/kg ($391/oz) mainly from the lower gold output. Adjusted operating loss reflected the unfavourable impact of the lower gold production and price and rose to R14m ($2m). The LTIFR improved by 67% to 1.68.
TANZANIA
At Geita (100% attributable from May 2004), production increased by 51% to 140,000oz due to the inclusion of ounces previously attributed to Ashanti prior to the merger. There was a 14% decline in recovered grade to 3.46g/t, in line with expected grades for the rest of this year. Total cash costs increased by 19% to $226/oz as a consequence of decreased production and increased mining contractor costs. Adjusted operating profit fell by 20% due to the additional amortisation on the fair value placed on the 50% of Geita acquired in the merger. LTIFR increased to 0.94 with two lost-time injuries recorded following the previous lost-time injury-free quarter.
MALI
At Morila (40% attributable), production declined by 21% to 34,000oz as a result of a 27% decrease in recovered grade to 3.06g/t, primarily encountered at mining blocks on the periphery of the pit. Volume milled increased over the previous quarter and indications are that the milling circuit is starting to reach its expansion design throughput of 350,000tpm. Additional CIL tanks have been completed, though the commissioning of the thickener and the new tailings disposal has been delayed.
Operational problems caused by difficulties in integrating the expansion project reduced throughput and recoveries below planned levels and had a negative impact on the results for the quarter. Additional resources have been allocated to address these issues and a technical plan has been implemented to urgently return the mine to planned performance levels. A significant operational improvement is expected in the third quarter, with grades increasing to approximately 4g/t in the fourth quarter.
In June, production was further affected by industrial action and a tense labour climate around the issue of a productivity bonus related to the exceptionally high grades encountered at Morila in 2002. Mine management believes that a mutually acceptable solution to this disagreement can be achieved in the near future.
For the second quarter, total cash costs increased by 51% to $238/oz due to lower gold production and increased mining contractor costs. A 6% decline in the received gold price, together with decreased production and increased total cash costs, reduced adjusted operating profit for the quarter by 92% to $0.4m.
Morila's LTIFR for the second quarter was 2.73, compared to 1.22 in the previous quarter.

At Sadiola (38% attributable), a 10% decrease in recovered grade to 2.82g/t was offset by a 12% increase in milled tonnage throughput. Consequently, production was 2% lower at 44,000oz. There was a 7% increase in total cash costs to $232/oz due to the lower recovered grade.
Adjusted operating profit decreased by 33% to $4m due to a 4% decline in received price and increased operating costs. Sadiola had two lost-time injuries during the quarter, bringing the LTIFR to 2.18 as compared with 0 for the first quarter of 2004.
Production at Yatela (40% attributable) rose by 25% to 25,000oz owing to an increase of 18% in tonnage stacked and a 1% increase in recovered grade to 3.61g/t. As a consequence of the higher production, total cash costs decreased by 13% to $238/oz and adjusted operating profit increased to $3m. Yatela had no lost-time injuries.
NAMIBIA
At Navachab, a 5% decrease in recovered grade was offset by a 16% increase in milled tonnage throughput, which resulted in a 7% rise in gold production to 16,000oz. Total cash costs went up by 6% to $320/oz due to the lower recovered grade. Adjusted operating profit was maintained at $1m. The transition to owner mining has progressed well ahead of schedule and while no ore was mined during the second quarter, mining commenced at the beginning of July as planned. Navachab's LTIFR decreased by 51% to 1.52 with one lost-time injury for the quarter.
GHANA
As the AngloGold Ashanti merger only became effective on 26 April 2004, two of the quarter's three months' production at Obuasi, as with all of the former Ashanti operations, is included in the merged company's June quarter results.
At 71,000oz, Obuasi's production was lower than planned for the partial quarter primarily due to lower ore tonnages delivered to the plant. This shortfall was the result of limited equipment availability, though the delivery of new equipment, to be completed by September, along with an operator-training programme, is expected to incrementally boost tonnages. The equipment availability problems also impacted on development rates, though the measures referred to above are expected to address this issue as well. Total cash costs were $292/oz and, with the adoption of a new grade sampling approach, underground headgrade improved to 7.1g/t in June. Grades are expected to remain at current levels for the foreseeable future or improve slightly as the gains of this programme are realised.
Lower than expected recoveries were achieved at the main sulphide treatment plant during the first half of the year due to plant remediation and maintenance, which should eliminate the necessity of any major maintenance work on the plant during the second half of the year. A sulphide treatment plant upgrade, scheduled for completion by the end of July, is also expected to improve process control. The LTIFR was 3.59 for the attributable period.
At Bibiani, gold production of 25,000oz for the partial quarter was slightly lower than planned due to interrupted mining in the main pit, the result of a highwall failure. Gold production will increase during the second half of the year as full access to the main pit is resumed. Decreased plant recoveries and throughput also contributed to the lower than anticipated production for the partial quarter. With the resumption of mining in the main pit, however, throughput at the plant is expected to increase and, combined with a new flash flotation and re-grind mill circuit commissioned in the first half of the year to treat the refractory ore, is expected to have a positive impact on gold recoveries in the coming months. Total cash costs of $237/oz were recorded for the partial quarter. No lost-time injuries occurred during the quarter.
Underground mine development at Bibiani will continue in earnest throughout the rest of the year, with a focus on immediate rehabilitation of old shafts and the development of a promising virgin block located south of the main pit up to 12 level. Old tailings reclamation is planned to commence by year-end and is expected to deliver 4.7Mt at 1.03g/t and at an anticipated recovery rate of 60% over three years.
At Iduapriem (85% attributable), production for the partial quarter was 27,000oz at a total cash cost of $309/oz. Plant throughput was reduced as a result of unusually hard ore, problems with the crusher and sand in the tanks. Lower residence time coupled with high residue values also impacted negatively on gold recoveries and throughput.
To help resolve these issues, crusher and mill optimisation will be completed in the second half of the year, along with the installation of a trash screen to reduce volumetric constraints in the CIL circuit and a fourth leach tank will be constructed to improve residence time and recovery. Closure of the heap leach operations at Iduapriem was completed during the second quarter, which will result in lower than expected production for the year, though the various initiatives at the CIL are expected to deliver better throughput and recoveries to offset the initial heap leach loss. No lost-time injuries occurred during the quarter.

REPUBLIC OF GUINEA
At Siguiri (85% attributable), the partial quarter's lower-than-expected gold production of 17,000oz at a total cash cost of $386/oz, reflected the effects of a government embargo implemented during the second quarter. Management continues to work with the government of Guinea toward a speedy resolution, so as to minimise the effect of the embargo on the full year's production.
Construction of the carbon-in-pulp plant is continuing, although commissioning of the project is likely to be delayed as a result of the embargo. No lost-time injuries occurred during the quarter.
ZIMBABWE
Freda-Rebecca produced 4,000oz this partial quarter at a total cash cost of $447/oz. Mining was severely constrained by non-availability of trackless mining equipment and material resources. No lost-time injuries occurred during the quarter.
USA
At Cripple Creek & Victor (67% ownership with 100% interest in production until initial loans are repaid), production was 6% higher than the previous quarter at 76,000oz, due to higher recoveries resulting from improved crusher production and increased lime application over the past 12 months. Total cash costs remained the same at $208/oz. Adjusted operating profit increased from $1m to $4m. There were no lost- time injuries for the quarter.
The new processing facilities exceeded design capacity during the quarter and haul truck hours ended the quarter slightly above planned levels. Phase 4C of the leach pad construction began in May. A leach pad drilling programme also commenced in the second quarter to improve understanding of physical conditions within the leach pad and validate leach pad inventory. Results will be compiled and evaluated during the second half of the year.
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold production went up as planned by 34% to 47,000oz due to a 20% increase in ore treated as a result of the recent plant upgrade and a 10% improvement in grade. Management continues to focus on achieving the best mix of feed from low and higher grade pits, the stripping ratio and the dewatering of high grade pits. Total cash costs were 2% up at $187/oz, mainly owing to an 8% reduction in silver produced and the lower price received for the metal, higher royalties paid on increased sales and higher fuel and maintenance costs, which were partially offset by improved production. Adjusted operating profit, at $3m, remained at the previous quarter's level.
In mid-June, Cerro Vanguardia settled its Senior Loan by bringing forward the payment of the last $12m instalment due in December.
The LTIFR for the quarter improved by 30% to 7.24 following the implementation of a new action plan designed to focus on major safety risks.
BRAZIL
At AngloGold Ashanti
Brazil
(
the new name
given to the operations previously collectively known as Morro Velho), gold production increased by 25% to 65,000oz, due to a 16% increase in ore treated at Cuiabá, Engenho D'água and Córrego do Sitio mines. Total cash costs were 7% lower at $129/oz mainly due to the higher gold production. Adjusted operating profit was up by 75% to $14m, mainly due to the higher volumes sold at a higher realised price and at lower production costs. The LTIFR improved by 70% to 0.75.
At Serra Grande (50% attributable), gold production was maintained at 23,000oz. Total cash costs were 4% lower at $125/oz and adjusted operating profit improved by 25% to $5m. There were no lost-time injuries recorded during the quarter.
AUSTRALIA
Production at Sunrise Dam increased by 11% to 97,000oz from 87,000oz in the March quarter. Recovered grade rose by 22% from 2.84g/t to 3.47g/t as mining operations moved into higher grade areas as planned. Total cash costs decreased by 1% to A$357/oz ($255/oz) and adjusted operating profit increased by 93% to A$27m ($18m) due to the higher grade. For the quarter, 1,035m of underground decline development was completed and underground drilling is in progress. The LTIFR rate at Sunrise Dam deteriorated to 7.16 this quarter, following three lost-time injuries, including a restricted work case.
Work to update the November 2000 Boddington Expansion Feasibility Study project continued and all three parties involved share a commitment to complete the study and optimise the project.
Note:
·
All references to price received include the realised non- hedge derivatives.
·
All references to adjusted operating profit refer to operating profit excluding unrealised non-hedge derivatives.
·
All references to adjusted headline earnings refer to headline earnings excluding unrealised non-hedge derivatives and fair value losses on interest rate swaps.
·
In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
·
Rounding of figures may result in computational discrepancies.

Ashanti integration update
During this past quarter, Ashanti's London office was closed and the management team in Ghana was restructured, with associated selected retrenchment of executives and senior managers, together with the relocation of some officers to the company's corporate office in Johannesburg. Annual savings of $11m have been realised through the repayment of Ashanti's $139m Revolving Credit Facility, the termination of consulting contracts, the restructuring of insurance contracts and procurement procedures, and the closure of the London office.
The AngloGold and Ashanti African exploration teams have been merged and rationalised, and have relocated to Accra, under the leadership of Charl du Plessis. Exploration presence has been withdrawn from Sierra Leone, Burkina Faso and Cote d'Ivoire. Preparations are under way to commence exploration drilling in the Ituri region of the DRC.
OPERATIONAL ISSUES
As is noted elsewhere in this report, the Ashanti mines have recently recorded generally disappointing operating performances. The results themselves are discussed in the Financial and Operating review. However, the problems giving rise to these results and the actions put in place to overcome them are set out here. Where this is possible, the timing of the action to be taken is also provided.
1.   At Obuasi,
·
a lack of developed and drilled reserves, in addition to equipment availability, is negatively impacting gold production. The delivery of new equipment is in progress, principally drill rigs, loaders and trucks. Lower-than-planned development achievements are being addressed by improving the mining contractor's equipment and improving communications between mine planning and development planning. The cumulative impact of reduced development has constrained most aspects of Obuasi's mine plan to date.
In respect of ore definition drilling, areas where ore reserve definition is required are currently being identified and a process to ensure proper planning is being designed. Orders for new machines have been placed.
·
A new mineral resource manager has been appointed and the centralisation of the MRM office and personnel at Obuasi is under way. GMSI and Datamine have been tasked to assist with a full system design and data processing. Once fully operational, the new MRM system should result in greater flexibility in life of mine planning processes, and detailed reconciliation and production reporting.
·
In respect of mine earthmoving equipment, the overall objective is to reduce equipment from 200 units to 160 units and in the process to remove excess equipment from the mine. At the same time, the fleet is being upgraded and refurbished. A fleet size of less than 30 LHDs, including those used by the contractor, is being targeted. Orders have been placed for 17 pieces of equipment. Three LHDs and a dump truck arrived by the end of June. The balance is scheduled to arrive as planned by mid-September.
·
As a result of holing the decline ramp in May, access between 26 and 32 Levels in South mine has been completed, enabling entry from the Sansu mine portal at South mine to 26 Level. Work is ongoing to improve the planning and excavation of truck loading points, intersections, passing areas and curves, so as to increase productivity and improve safety.
Priority has been given to work on the 32 Level connection between GCS and KMS shafts, with completion scheduled for the second quarter of next year. Once complete, it will be possible to drive from surface at South mine, through Central mine, to North mine. This will have multiple benefits for fleet mobility, maintenance and efficiency, as well as for ventilation (for South mine) and exploration, with 32 Level becoming a drilling platform.
Completion of the BSVS shaft extension is under way. Raise boring of 16 Level to 26 Level should be completed in December 2004. It will take six months to equip the conveyor drive. Targeted start to development is the third quarter of 2005, with development to KMS shaft in 2005/2006. This will allow development and effective mining of the lower blocks in Central mine.
·
A project team has been set up to review all aspects of ventilation and cooling, with the immediate priority on short- and medium-term (9- 24 months) interventions aimed at addressing temperatures in Central mine. An environmental manager, from the South African region, will be on site by the end of July 2004.
·
A Deeps Project Team will be established later this year. In respect of exploration, thus far 45,000m of diamond drilling has been completed in Central Deeps, while drilling in North Deeps has started (drilling from 42 South and 19 North). The focus to date has been around the KMS central shaft and is now shifting to the North area. The intention is to get coverage along the whole strike of the orebody. Consideration is also being given to undertaking at least one long hole to 3km, so as to confirm structure at depth.
2.   At Iduapriem, the key restriction lies with crushing
plants. Crushing circuit optimisation is being analysed. The plant upgrade is being optimised and with improved recoveries in the CIP plant, gold production will improve. Heap leach operations at Iduapriem are being stopped for economic reasons. Performance in the second half of the year is expected to improve.
3.   At    Bibiani,   development  and  exploration
activities continue in parallel with underground production studies. Exploration and underground studies will be reviewed during the third and fourth quarters. In respect of the current mine plan, open-pit mining and ore stockpile processing will be completed in 2005. Mining of broken ore in the open pit commenced in June, following the wall failure and contractor problems, which negatively impacted production in the first two quarters. These problems notwithstanding, Bibiani should come close to meeting its annual production target.
4.   At     Siguiri,     project     development     and
production activities during the second quarter and the beginning of the third quarter have been affected by the impasse with the government of Guinea. Whilst ore has been placed on the pad, it has not been irrigated during the second quarter.
FORECAST PERFORMANCE FOR 2004
It is anticipated that the Ashanti assets will produce 310,000oz at a total cash cost of $269/oz for the third quarter of 2004 and 343,000oz at $259/oz for the fourth. As has been noted previously, management anticipates that it will take between four and six quarters for the remedies set out in this report to have a significant effect on production and efficiencies.

Exploration
AngloGold Ashanti's exploration activities are focused on discovering long-life, low-cost orebodies, utilising multi-disciplinary teams and appropriate state-of-the-art exploration techniques and  technology.
In South Africa, surface diamond drilling at Goedgenoeg, west of Tau Lekoa, is aimed at delineating additional Ventersdorp Contact Reef (VCR) resources. The long deflection, reported on last quarter from Drillhole G51, as well as a medium deflection intersected highly faulted VCR.
Drillhole G52 collared last quarter intersected VCR at 2,385m below surface. Assay results of the original and three short deflections are listed below.
Inter-
section
Corr.Width
(cm)
Au g/t cmg/t
1 197.0 5.79 1,141
2 187.1 5.44 1,018
3 187.6 9.95 1,867
4 169.3 11.14 1,886
Average 185.2 7.98 1,478
Drillhole MMB 4 drilling at Moab Khotsong testing facies and grade models in the Lower Mine Block intersected the Vaal Reef at 3,204m below surface with short deflections currently in progress. The assay result of the original intersection is listed below.
Inter-
section.
Corr.Width
(cm)
Au g/t cmg/t
1 129.2 53.37 6,895
At Geita in Tanzania, diamond and RC drilling to test an extension to the mineralisation west of the Nyakanga pit was completed. Results are consistent with those of previous campaigns. Reconnaissance RC drilling of a structural target situated 300m south of the Nyankanga pit has yielded positive results.
Down-dip extension diamond drilling at Geita Hill continues in the North East Extension area, with positive results.
A high-resolution heliborne magnetic survey was completed at the greenfields Kigosi prospect, located 150km south-west of Geita.
At Sadiola in Mali, Phase VII infill drilling of the hard sulphides continued during the quarter and 48% of the programme is complete. Results to date remain consistent with those from previous drill campaigns.
Satellite oxide exploration continued to focus on resource conversion drilling at FE3 Southern Extension and the FE3/FE4 "Gap" where results continue to confirm the grade and tenor of previous drilling.
Greenfields exploration in South Mali continued at Kola, south of Morila, where follow-up Rotary Airblast (RAB) drilling has produced anomalous intersections. At the Banzana permit, which is located 150km south-west of Morila on the Cote d'Ivoire border, follow-up first phase reverse circulation (RC) drilling of RAB anomalies was completed with assay results pending. Additional RC drilling at Garalo located 100km south-west of Morila was completed this quarter with assay results pending.
In Ghana at Obuasi, exploration continued to focus on drilling below 50 Level.
In Guinea at the Siguiri operation, drilling targeted possible strike and depth extensions to the existing pits and additional mineralisation within the immediate area.
In North America at Cripple Creek & Victor (CC&V) in Colorado, exploration focused on infill drilling at Main Cresson and Upper Cresson (Wildhorse Extension). In addition, drilling continued testing deeper high-grade vein system targets.
Greenfields exploration in Alaska focused on surface geochemical and geophysical surveys at the ER, Eagle and Livengood projects. Drilling will commence shortly at the ER and Eagle projects in the West Pogo area. Positive results from the regional sampling programme in the Pogo area has led to additional land acquisition in the region.
Farm-out activities continue on the Red Lake West End properties in Canada and in Nevada.
In Brazil at Cachorro Bravo, Córrego do Sítio, down-plunge drill testing continued to define the limits to the 200 and 300 ore horizons at depth. The mineralisation is not fully closed off, and further drilling will be required.
A total of 228m of underground ore development has now been completed on the 200 horizon with channel sample results from 70 faces taken at

3.25m intervals averaging 13.37g/t over a horizontal width of 2.85m. Underground ore development during the quarter has expanded to include the 101 and the 300 horizons.
Down-plunge testing of mineralisation continued
on the Forquilha Sul/Corpo IV orebody at Crixas
with intermediate results.
At CVSA in Argentina, drilling was completed at the Paula Centro vein within the central mining area to delineate additional high-grade open-pit ounces. Results to date are in line with expectations and have also highlighted the potential upside at depth. Further drilling is in progress at the Loma Norte and Mangas Sur veins. The 2004 drilling campaign has generated 180,000oz of Mineral Resource so far this year.
Drilling of the high sulphidation AR 38 target in the Ayacucho district in Peru yielded negative results. Target generation and evaluation continues within various areas of the country. Several companies have submitted formal offers for the La Rescatada project.
At Sunrise Dam in Australia, deeper drilling from underground and surface of the Sunrise Shear Zone, Northern Deeps, Middle Deeps, Astro and Dolly lodes continued. New mineralised zones were intersected to the east of the current decline, to the east of the Hammerhead lode, to the north of the current pit as well as extending the Cosmo structure 400m down dip.
In the Laverton region, acquisition of the Jasper Hills project, including the Fish and Lord Byron prospects, was finalised. At Lord Byron, a detailed geophysical survey was completed with drilling of the existing resource and testing of new targets commencing in early July.
Greenfields exploration activities concentrated on the Tropicana East JV with the completion of a geophysical survey and geochemical sampling. At Yamarna, access agreements to a significant portion of the project have progressed well with drilling likely to commence next quarter.
In Mongolia, geophysical programmes were completed at the Ikh Shankh property with drilling planned for the second half of 2004.
An office has been established in Beijing to seek exploration and business opportunities in China.
Note:
Unless otherwise stated, all intercepts are drilled widths

Review of the
gold market
The second quarter of the year saw a major correction in the three-year rise in the spot price of gold. Until this quarter, the US dollar spot price of gold had risen every quarter since the beginning of 2001 (except for a slight retracement in the second quarter of 2003). During the most recent quarter, the average price of $393/oz was $15, or 4% lower than the previous quarter. Trading ranges within the quarter saw the spot price fall by $59/oz, from a high of $430/oz in early April, to $371/oz in mid-May. The gold price at the end of the quarter was $394/oz, over $30 lower than the opening price for the quarter.
See Graph A "Quarterly Average US Dollar Gold Spot Price: March 2001- June 2004".
The period under review saw price volatility in a number of markets besides gold. The rand strengthened from a weak point of R7.15 to the US dollar, to close the quarter 14% stronger at R6.16. As a result of moves in both the gold and rand markets, the South African price of gold fell during the quarter from a high of almost R88,000/kg to a closing price of R78,000/kg.
During July, we have seen some recovery in the dollar spot price of gold, but the benefits of this recovery have been offset by strengthening gold producer currencies. Both the rand and the Australian dollar have risen against the US dollar since the end of the quarter.
GOLD PRICE DRIVERS
During much of the first half of 2004, the spot price of gold traded in a far looser relationship to the US dollar/euro exchange rate than had prevailed during the latter half of 2003. The sharp fall in the spot price in April was brought about in part by surprisingly positive US economic data, and consequent inflation fears, and in part by a scare in commodity markets in general, triggered by the announcement of stricter credit controls in China to curb credit expansion in that economy and slow the pace of growth that China has enjoyed in the past year.
However, during the latter part of the quarter, and in July, the gold price has reverted to a much closer relationship to changes in the value of the dollar against the euro. The resumption of dollar weakness against the euro since mid-May has triggered new buying in gold as a currency hedge, lifting the price of the metal to almost $400/oz by the end of the quarter, and to $408/oz during July.
As has been the case throughout this price rise, investor and speculator interest in gold has been the direct mover of the gold price, reflected specifically in changes in the open position in gold contracts on the New York Commodities Exchange (Comex). On Comex, this quarter saw the largest change in open positions in several years, as the net long position of Comex fell from 22.6Moz in early April to little more than 7Moz net long in mid-May. This move reflected net sales of gold by investors and speculators in that market of over 450t of gold in six weeks (see graph below). This selling pulled the spot price of gold down to touch $371/oz. in early May.
See Graph B "COTR (Gold): Futures and Options Net Position: 2003 - Today".
Since May, Comex has traded largely in a neutral zone, with small additions to the net long position. The quarter closed with Comex net long 9.7Moz or 301t. We have seen the gold price sustained by nett buying on Comex since the end of the quarter, but the market has moved largely sideways during July.
PHYSICAL DEMAND
Whilst latest figures for physical offtake of gold during the first quarter of 2004 show that demand in a number of areas improved by comparison with the poor offtake in the first quarter of 2003, the overall erosion of demand for gold for jewellery fabrication remains unchecked.
The global picture of the gold market during the past year is one in which physical supply has continued to rise modestly (driven by increases in scrap and official sector sales), whilst global offtake of gold in jewellery continues to slip (by 5.5% in 2003). The physical supply of over 900t of gold which was surplus to fabrication offtake in 2003 was squared by net dehedging, and by a sharp increase in assumed offtake of gold by investors and speculators. 2003 saw the largest physical surplus of gold in the gold market in thirty years of supply and demand statistics on this market, and the market in 2004 is certain to produce at least the same surplus or larger.

For the quarter under review, there was encouraging physical buying during the lower gold prices in the first half of the quarter. However, this offtake had softened by the end of the quarter. In India, the end of the favourable season for marriage (between December and May) saw lower levels of demand in June. In addition, rupee weakness after Indian parliamentary elections in early May wiped out rupee gains in March and April which had encouraged gold buying in India at that time, and the Indian market was further weakened as buyers were discouraged by price volatility caused by currency movements.
CURRENCIES
The major event in the currency markets this quarter was the end of several months of dollar strength against the euro, and a return to a weaker US currency.
The dollar had recovered by mid-May to $1.176 to the euro, an exchange rate last seen six months ago. Thereafter, renewed concerns with the US economy asserted themselves. This quarter saw the US trade deficit rise further, and there is little likelihood of policy change to address the US budget deficit during a presidential election year in that country. The quarter also saw the Federal Reserve signal the end of the current cycle of US monetary and interest rate policy by the first increase in the US discount rate in more than four years.
It is still unclear whether the change in interest rate policy will signal also the end of the three year cycle of dollar retracement against the euro. On balance, we believe that structural factors should prevail, and that the US currency is likely to continue weaker. There are, however, differences of opinion as to how far it might weaken. As we have seen on two occasions already, European leaders are uncomfortable and concerned for their economy as the American currency approaches $1.30 to the euro, and some public resistance should be expected from Europe if the dollar returns to those levels.
The South African currency has again strengthened disproportionately against the dollar, gaining ground as a result against other major currencies as well. Since the end of the quarter, the rand has returned to an exchange rate of R6 to the dollar, a level at which the currency traded five years ago. Whilst the Reserve Bank remains focused on an inflation target to guide its interest rate and monetary policy, it would seem that little relief will come from official policy in moderating the negative effects of the stronger currency on production and employment in the South African export industries.
HEDGING
As at 30 June 2004, the net delta hedge position of AngloGold Ashanti was 12.5Moz, or 389t, at a spot price of gold of $393.25/oz. This net delta volume was made up of an amount of 7Moz (218t) in the original AngloGold Limited hedge, and 5.5Moz (171t) of hedge taken on with the merger with Ashanti Goldfields at the end of April 2004. This delta position reflects a reduction of 1.5Moz or 46t in the net size of the combined hedges compared with the previous quarter. The marked- to-market value of this combined position as at 30 June 2004 was negative $927m, reflecting the increase in the size of the hedge following the merger with Ashanti Goldfields. The company has continued to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold.

$/oz
$450
$430
$410
$390
$370
$350
$330
$310
$290
$270
$250
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04

Net Position: Moz
Price:US$/oz
Gold Price
25
20
15
10
5
0
450
430
410
390
370
350
330
310
290
270
250
07-Jan-03
04-Feb-03
04-Mar-03
01-Apr-03
29-Apr-03
27-May-03
24-Jun-03
22-Jul-03
19-Aug-03
16-Sep-03
14-Oct-03
11-Nov-03
09-Dec-03
06-Jan-04
03-Feb-04
02-Mar-04
30-Mar-04
27-Apr-04
25-May-04
22-Jun-04

GRAPH A
GRAPH B
COTR for GOLD: FUTURES & OPTIONS NET POSITION
2003 - TODAY
Quarterly Average US Dollar Gold Spot Price: March 2001- June 2004

Hedge position
As at 30 June 2004, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the merged company on this date was 12.5Moz or 388.9t (at 31 March 2004, AngloGold's reported a net delta hedge tonnage was 8.16Moz or 253.9t; Ashanti on that date had a net delta tonnage of 5.8Moz or 180.3t; these figures includes each company's attributable share in Geita).
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $927.1m (negative R5.71bn) as at 30 June 2004 (as at 31 March 2004: AngloGold Limited reported a valuation of negative $651.9m, or R4.1bn; Ashanti's hedge had a marked-to- market value of negative $562m). This value at 30 June 2004 was based on a gold price of $393.25/oz, exchange rates of R/$6.16 and A$/$0.69 and the prevailing market interest rates and volatilities at that date.
As at 28 July 2004, the marked-to-market value of the hedge book was a negative $863.5m (negative R5.44bn), based on a gold price of $387.75/oz and exchange rates of R/$6.2950 and A$/$0.7006 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
Year
2004
2005
2006
2007
2008
2009-2013
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
26,749
51,523
40,416
38,519
28,256
60,719
246,182
$ per oz
$326
$329
$341
$343
$360
$367
$346
Put options purchased
Amount (kg)
2,351
3,381
5,481
1,455
12,668
$ per oz
$349
$347
$355
$292
$345
*Delta (kg)
600
808
1,286
85
2,779
Put options sold
Amount (kg)
7,900
2,799
4,354
15,053
$ per oz
$343
$345
$339
$342
*Delta (kg)
987
462
720
2,169
Call options purchased
Amount (kg)
7,706
5,401
1,538
2,003
16,648
$ per oz
$343
$347
$370
$361
$349
*Delta (kg)
7,170
4,407
1,107
1,553
14,237
Call options sold
Amount (kg)
17,977
34,094
22,208
19,714
20,977
44,026
158,996
$ per oz
$368
$345
$351
$342
$353
$368
$356
*Delta (kg)
12,831
27,655
17,459
16,444
17,218
36,013
127,620
RAND GOLD
Forward contracts
Amount (kg)
933
933
Rand per kg
R116,335
R116,335
Put options purchased
Amount (kg)
3,266
1,875
5,141
Rand per kg
R79,931
R93,602
R84,917
*Delta (kg)
2,055
723
2,778
Put options sold
Amount (kg)
6,793
1,400
8,193
Rand per kg
R80,570
R88,414
R81,910
*Delta (kg)
4,953
516
5,469
Call options purchased
Amount (kg)
9,126
9,126
Rand per kg
R80,414
R80,414
*Delta (kg)
2,896
2,896
Call options sold
Amount (kg)
2,340
3,745
5,621
746
2,986
8,958
24,396
Rand per kg
R110,375
R148,690
R131,389
R173,119
R187,586
R216,522
R171,444
*Delta (kg)
23
42
1,395
73
313
1,570
3,416

Year
2004
2005
2006
2007
2008
2009-2013
Total
A DOLLAR GOLD
Forward contracts
Amount (kg)
7,434
3,888
9,331
8,398
3,110
8,367
40,528
A$ per oz
A$548
A$663
A$664
A$640
A$656
A$635
A$631
Put options purchased
Amount (kg)
A$ per oz
*Delta (kg)
Put options sold
Amount (kg)
467
467
A$ per oz
A$572
A$572
*Delta (kg)
352
352
Call options purchased
Amount (kg)
3,110
6,221
3,732
3,110
6,221
22,394
A$ per oz
A$724
A$673
A$668
A$680
A$712
A$691
*Delta (kg)
363
2,689
1,929
1,827
3,921
10,729
Call options sold
Amount (kg)
1,866
1,866
A$ per oz
A$566
A$566
*Delta (kg)
601
601
Delta (kg)
33,935
78,684
65,578
60,037
47,070
103,681
388,985
Total net gold:
Delta (oz)
1,091,042
2,529,744
2,108,380
1,930,243
1,513,345
3,333,407
12,506,161
The following table indicates the group's currency hedge position at 30 June 2004
Year
2004
2005
2006
2007
2008
2009-2013
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)
Rand per $
Put options purchased
Amount ($)
Rand per $
*Delta ($)
Put options sold
Amount ($)
Rand per $
*Delta ($)
Call options purchased
Amount ($)
Rand per $
*Delta ($)
Call options sold
Amount ($)
75,000
75,000
Rand per $
R6.46
R6.46
*Delta ($)
7,706
7,706
A DOLLAR (000)
Forward contracts
Amount ($)
55,237
55,237
$ per A$
$0.59
$0.59
Put options purchased
Amount ($)
$ per A$
*Delta ($)
Put options sold
Amount ($)
$ per A$
*Delta ($)
Call options purchased
Amount ($)
$ per A$
*Delta ($)
Call options sold
Amount ($)
$ per A$
*Delta ($)
BRAZILIAN REAL (000)
Forward contracts
Amount ($)
$ per BRL
Put options purchased
Amount ($)
6,600
600
7,200
$ per BRL
BRL3.09
BRL3.38
BRL3.11
*Delta ($)
1,892
290
2,182
Put options sold
Amount ($)
5,100
600
5,700
$ per BRL
BRL2.79
BRL3.21
BRL2.83
*Delta ($)
220
214
434
Call options purchased
Amount ($)
$ per BRL
*Delta ($)
Call options sold
Amount ($)
6,600
600
7,200
$ per BRL
BRL3.19
BRL3.55
BRL3.22
*Delta ($)
3,602
233
3,835
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2004
.

$/oz
% Variance
4
oz (000)
% Variance
4
$/oz
% Variance
4
$m
% Variance
4
$m
% Variance
4
Great Noligwa
389
(8)
196
4
223
(5)
30
(12)
26
(16)
Sunrise Dam
422
(12)
97
11
255
(7)
23
35
18
64
TauTona
389
(8)
147
1
229
3
21
(30)
13
(43)
AngloGold Ashanti Brazil
393
12
65
25
129
(7)
17
55
14
75
Geita
5
357
3
140
51
226
19
14
-
8
(20)
Kopanang
390
(8)
122
1
263
(4)
13
(28)
10
(33)
Cripple Creek & Victor J.V.
327
8
76
6
208
-
13
8
4
300
Cerro Vanguardia
6
361
(2)
47
34
187
2
10
25
3
-
Mponeng
388
(8)
105
1
323
3
6
(50)
-
(100)
Sadiola
6
392
(4)
44
(2)
232
7
6
(33)
4
(33)
Serra Grande
6
391
14
23
-
125
(4)
6
20
5
25
Morila
6
353
(6)
34
(21)
238
51
4
(56)
1
(92)
Tau Lekoa
390
(8)
81
21
316
(14)
4
-
1
100
Yatela
6
395
(2)
25
25
238
(13)
4
100
3
200
Obuasi
400
-
71
-
292
-
4
-
-
-
Bibiani
391
-
25
-
237
-
3
-
-
-
Navachab
396
(2)
16
7
320
6
2
100
1
-
Iduapriem
6
400
-
27
-
309
-
-
-
-
-
Freda-Rebecca
418
-
4
-
447
-
(1)
-
(1)
-
Ergo
389
(8)
59
(5)
391
5
(2)
(300)
(2)
(300)
Siguiri
6
-
-
17
-
386
-
(2)
-
(2)
-
Savuka
388
(8)
38
9
462
2
(4)
33
(7)
75
Other
-
-
31
19
-
-
16
(14)
9
(10)
AngloGold Ashanti
385
(5)
1,490
21
260
-
187
(6)
108
(18)
1
Price received includes realised non-hedge derivatives.
2
Adjusted operating profit plus amortisation of mining assets less non-cash revenues.
3
Operating profit excluding unrealised non-hedge derivatives.
4
Variance June 2004 quarter on March 2004 quarter - Increase (Decrease).
5
Attributable 100% from May 2004.
6
Attributable.
Operations at a glance
Adjusted operating
profit
3
Price received
1
Production
Total cash costs
Cash operating
profit

for the quarter ended 30 June 2004

Group operating results
Quarter
QuarterSix months Six months
Quarter
QuarterSix months Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2004
2004
2004
2003
2004
2004
2004
2003
Unaudited Unaudited Unaudited Unaudited
Unaudited Unaudited Unaudited Unaudited
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Milled
- 000 tonnes / - 000 tons 3,471 2,806 6,277 6,728 3,825 3,094 6,919 7,416
Yield - g / t / - oz / t 7.43 8.11 7.74 7.85 0.217 0.237 0.226 0.229
Gold produced - kg / - oz (000) 25,794 22,770 48,564 52,834 830 732 1,562 1,698
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 10,140 9,134 19,274 19,114 11,178 10,068 21,246 21,070
Yield - g / t / - oz / t 0.29 0.30 0.30 0.27 0.009 0.009 0.009 0.008
Gold produced - kg / - oz (000) 2,963 2,736 5,699 5,197 95 88 183 167
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 35,522 27,054 62,576 58,679 39,156 29,822 68,978 64,684
Treated - 000 tonnes / - 000 tons 4,668 2,930 7,598 7,231 5,145 3,230 8,375 7,971
Stripping ratio - t (mined total - mined ore) / t mined ore 6.33 9.09 7.31 8.30 6.33 9.09 7.31 8.30
Yield - g / t / - oz / t 2.92 3.39 3.10 3.33 0.085 0.099 0.090 0.097
Gold in ore - kg / - oz (000) 11,459 5,848 17,307 12,762 368 188 556 410
Gold produced - kg / - oz (000) 13,635 9,938 23,573 24,050 439 319 758 774
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 17,559 17,611 35,170 26,092 19,357 19,412 38,769 28,761
Placed
1
- 000 tonnes / - 000 tons 5,672 4,710 10,382 8,611 6,253 5,192 11,445 9,492
Stripping ratio
- t (mined total - mined ore) / t mined ore 2.18 2.51 2.33 2.38 2.18 2.51 2.33 2.38
Yield
2
- g / t / - oz / t 0.84 0.84 0.84 0.93 0.024 0.025 0.025 0.027
Gold placed
3
- kg / - oz (000) 4,756 3,970 8,726 8,019 153 128 281 258
Gold produced - kg / - oz (000) 3,938 2,972 6,910 6,137 126 96 222 197
TOTAL
Gold produced
- kg / - oz (000) 46,330 38,416 84,746 88,218 1,490 1,235 2,725 2,836
Gold sold - kg / - oz (000) 45,495 38,533 84,028 88,126 1,463 1,239 2,702 2,833
Price received - R / kg / - $ / oz - sold 81,276 87,837 84,285 89,948 385 405 394 349
Total cash costs
4
- R / kg / - $ / oz - produced 55,162 56,297 55,677 52,659 260 259 260 204
Total production costs
4
- R / kg / - $ / oz - produced 68,659 69,068 68,845 64,254 324 318 321 249
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 385 356 372 339 12.39 11.44 11.95 10.90
Actual - g / - oz 356 344 351 326 11.46 11.05 11.27 10.49
CAPITAL EXPENDITURE
4
- Rm - $m 992 567 1,559 1,303 150 84 234 163
1
Tonnes (Tons) placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.

2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2004
2004
2003
2004
2003
SA Rand million
Notes
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
3,705
3,298 3,907 7,003 7,845
2
(3,091)
(2,581) (2,932) (5,672) (5,817)
614
717 975 1,331 2,028
(411)
(1) 119 (412) 274
203
716 1,094 919 2,302
(105)
(76) (82) (181) (167)
(22)
(26) (25) (48) (65)
(72)
(59) (72) (131) (147)
72
83 63 155 134
(35)
(9) (66) (44) (97)
(112)
(145) (71) (257) (140)
(15)
(18) - (33) -
(86)
466 841 380 1,820
(54)
(52) (56) (106) (114)
-
- (95) - (95)
7
20 56 27 56
(Loss) profit on ordinary activities before taxation
(133)
434 746 301 1,667
3
87
(149) (266) (62) (604)
(Loss) profit on ordinary activities after taxation
(46)
285 480 239 1,063
(24)
(37) (36) (61) (72)
(70)
248 444 178 991
203
716 1,094 919 2,302
499
168 (12) 667 (4)
702
884 1,082 1,586 2,298
Headline earnings
(70)
248 444 178 991
54
52 56 106 114
-
- 95 - 95
(7)
(20) (56) (27) (56)
3
1
6 (26) 7 (26)
Headline (loss) earnings
(22)
286 513 264 1,118
514
186 (12) 700 (4)
3
(170)
(72) 15 (242) 16
322
400 516 722 1,130
(Loss) earnings per ordinary share (cents)
(28)
111 199 75 445
(28)
111 199 75 445
(9)
128 230 111 502
127
179 232 303 507
Dividends
449 836
170 375
Profit on disposal of assets and subsidiaries
Adjusted operating profit
Net (loss) profit
Amortisation of goodwill
Impairment of mining assets
The net profit has been adjusted by the following to
arrive at headline earnings:
Gold income
Cost of sales
Non-hedge derivatives
Operating profit
Corporate administration and other expenses
Market development costs
Exploration costs
 Interest receivable
Other net expenses
Finance costs
Fair value loss on interest rate swaps
Amortisation of goodwill
Impairment of mining assets
Profit on disposal of assets and subsidiaries
Taxation
Minority interest
Operating profit
Unrealised non-hedge derivatives
The operating profit has been adjusted by the following
 to arrive at adjusted operating profit:
Adjusted operating profit
- Headline
- Adjusted headline
Current and deferred taxation on exceptional items
Unrealised non-hedge derivatives and fair value losses
on interest rate swaps
Adjusted headline earnings
Deferred tax on unrealised non-hedge derivatives and
fair value losses on interest rate swaps
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Group income statement
(Loss) profit before exceptional items
Net (loss) profit
- Rm
- cents per share
- Basic
- Diluted

Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2004
2004
2003
2004
2003
US Dollar million
Notes
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
563
488 505 1,051 977
2
(470)
(381) (380) (851) (726)
93
107 125 200 251
(67)
1 17 (66) 36
26
108 142 134 287
(16)
(11) (11) (27) (21)
(3)
(4) (3) (7) (8)
(11)
(9) (9) (20) (18)
11
12 9 23 17
(5)
(2) (11) (7) (14)
(17)
(21) (9) (38) (17)
(2)
(3) - (5) -
(17)
70 108 53 226
(8)
(8) (7) (16) (14)
-
- (12) - (12)
-
4 7 4 7
(Loss) profit on ordinary activities before taxation
(25)
66 96 41 207
3
15
(22) (34) (7) (75)
(Loss) profit on ordinary activities after taxation
(10)
44 62 34 132
(2)
(6) (5) (8) (9)
(12)
38 57 26 123
26
108 142 134 287
82
24 (2) 106 (1)
108
132 140 240 286
Headline earnings
(12)
38 57 26 123
8
8 7 16 14
-
- 12 - 12
-
(4) (7) (4) (7)
3
(1)
2 (3) 1 (3)
Headline (loss) earnings
(5)
44 66 39 139
84
27 (2) 111 (1)
3
(28)
(11) 2 (39) 2
51
60 66 111 140
(Loss) earnings per ordinary share (cents)
(5)
17 26 11 55
(5)
17 25 11 55
(2)
20 30 16 62
20
27 30 47 63
Dividends *
72 113
27 51
*  Dividends are translated at actual rates on date of payment. The current period is an indicative rate only.
Operating profit
Corporate administration and other expenses
Gold income
Cost of sales
Non-hedge derivatives
Net (loss) profit
Market development costs
Exploration costs
Fair value loss on interest rate swaps
(Loss) profit before exceptional items
Interest receivable
Other net expenses Finance costs
Taxation
Minority interest
Amortisation of goodwill
Impairment of mining assets
Profit on disposal of assets and subsidiaries
The operating profit has been adjusted by the following
to arrive at adjusted operating profit:
Operating profit
Adjusted operating profit
Unrealised non-hedge derivatives
Adjusted operating profit
The net profit has been adjusted by the following to
arrive at headline earnings:
Net (loss) profit
Unrealised non-hedge derivatives and fair value losses
on interest rate swaps
Impairment of mining assets
Profit on disposal of assets and subsidiaries
Current and deferred taxation on exceptional items
- Basic
Adjusted headline earnings
Group income statement
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
- Headline
- Adjusted headline
- $m
- cents per share
- Diluted
Amortisation of goodwill
Deferred tax on unrealised non-hedge derivatives and
fair value losses on interest rate swaps

Group balance sheet
As at
As at
As at
As at
June
March
June
December
2004
2004
2003
2003
SA Rand million
Unaudited   Unaudited   Unaudited
Audited
ASSETS
Non-current assets
Tangible assets
34,079
18,082
18,283
18,427
Intangible assets
2,524
2,545
2,980
2,749
Investments in associates
43
47
155
47
Other investments
133
125
237
86
Other non-current assets
520
964
853
1,011
Derivatives
832
696
592
630
38,131
22,459
23,100
22,950
Current assets
Inventories
2,511
1,853
1,778
2,050
Trade and other receivables
1,873
1,542
1,523
1,461
Cash and cash equivalents
3,458
5,868
2,330
3,367
Current portion of other non-current assets
385
103
67
59
Derivatives
1,904
2,062
1,954
2,515
10,131
11,428
7,652
9,452
TOTAL ASSETS
48,262
33,887
30,752
32,402
EQUITY AND LIABILITIES
Equity
19,782
11,104
12,464
11,222
Non-current liabilities
Borrowings
8,088
7,977
4,122
5,383
Provisions
2,117
1,808
1,798
1,832
Deferred taxation
8,268
4,091
3,953
3,986
Derivatives
2,123
2,086
1,200
2,194
20,596
15,962
11,073
13,395
Current liabilities
Current portion of borrowings
2,125
2,151
2,547
2,340
Trade and other payables
2,940
1,971
2,181
2,339
Taxation
157
141
193
164
Derivatives
2,662
2,558
2,294
2,942
7,884
6,821
7,215
7,785
TOTAL EQUITY AND LIABILITIES
48,262
33,887
30,752
32,402
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Group balance sheet
As at
As at
As at
As at
June
March
June
December
2004
2004
2003
2003
US Dollar million
Unaudited   Unaudited   Unaudited
Audited
ASSETS
Non-current assets
Tangible assets
5,473
2,877
2,443
2,764
Intangible assets
405
405
398
412
Investments in associates
7
7
21
7
Other investments
21
20
32
13
Other non-current assets
83
153
114
153
Derivatives
134
111
79
94
6,123
3,573
3,087
3,443
Current assets
Inventories
403
295
238
307
Trade and other receivables
301
245
203
219
Cash and cash equivalents
555
934
311
505
Current portion of other non-current assets
62
16
9
9
Derivatives
306
328
261
377
1,627
1,818
1,022
1,417
TOTAL ASSETS
7,750
5,391
4,109
4,860
EQUITY AND LIABILITIES
Equity
3,177
1,767
1,666
1,684
Non-current liabilities
Borrowings
1,299
1,269
551
807
Provisions
340
288
240
275
Deferred taxation
1,328
651
528
598
Derivatives
341
332
160
329
3,308
2,540
1,479
2,009
Current liabilities
Current portion of borrowings
341
342
340
351
Trade and other payables
471
313
291
350
Taxation
25
22
26
25
Derivatives
428
407
307
441
1,265
1,084
964
1,167
TOTAL EQUITY AND LIABILITIES
7,750
5,391
4,109
4,860
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Group cash flow statement
Quarter
Quarter
Quarter Six months Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2004
2004
2003
2004
2003
SA Rand million
Unaudited Unaudited Unaudited  Unaudited  Unaudited
761
549 1,106 1,310 2,583
61
72 53 133 115
(13)
(17) (33) (30) (83)
-
- - - 9
(78)
(175) (58) (253) (144)
-
- 681 - 681
-
- (681) - (681)
(56)
(105) (547) (161) (628)
675
324 521 999 1,852
Cash flows from investing activities
(992)
(567) (538) (1,559) (1,026)
9
26 14 35 14
(2)
- (3) (2) (3)
(802)
- 8 (802) 8
(32)
(1) (6) (33) (8)
106
3 7 109 7
(1,713)
(539) (518) (2,252) (1,008)
1
11 3 12 20
(1)
- (1) (1) (2)
60
6,737 75 6,797 148
(1,379)
(3,192) (305) (4,571) (413)
(59)
(758) (38) (817) (1,560)
(1,378)
2,798 (266) 1,420 (1,807)
(2,416)
2,583 (263) 167 (963)
6
(82) (93) (76) (251)
5,868
3,367 2,686 3,367 3,544
3,458
5,868 2,330 3,458 2,330
(133)
434 746 301 1,667
(66)
42 81 (24) 125
425
189 (26) 614 (15)
600
446 444 1,046 893
(40)
(74) (70) (114) (128)
(72)
(83) (63) (155) (134)
130
145 71 275 140
54
52 56 106 114
-
- 95 - 95
(7)
(20) (56) (27) (56)
(130)
(582) (172) (712) (118)
761
549 1,106 1,310 2,583
(157)
196 26 39 56
(168)
(57) (99) (225) (15)
195
(721) (99) (526) (159)
(130)
(582) (172) (712) (118)
Cash flows from operating activities
Cash generated from operations
Interest received
Environmental and other expenditure
Dividends received from associates
Finance costs
Recoupment tax received: Free State assets
Recoupment tax paid: Free State assets
Taxation paid
Net cash inflow from operating activities
Capital expenditure
Proceeds from disposal of mining assets
Investments acquired
(Acquisition) disposal of subsidiary
Loans advanced
Repayment of loans advanced
Net cash outflow from investing activities
Cash flows from financing activities
Net cash (outflow) inflow from financing activities
Net (decrease) increase in cash and cash equivalents
Proceeds from issue of share capital
Share issue expenses
Proceeds from borrowings
Repayment of borrowings
Dividends paid
Translation
Opening cash and cash equivalents
Closing cash and cash equivalents
Cash generated from operations
(Loss) profit on ordinary activities before taxation
Adjusted for:
Non-cash movements
Non-cash movement on derivatives
Amortisation of mining assets
Interest receivable
Deferred stripping costs
Finance costs
Amortisation of goodwill
Impairment of mining assets
Profit on disposal of assets and subsidiaries
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Movement in working capital
(Increase) decrease in inventories
(Increase) in trade and other receivables
Increase (decrease) in trade and other payables
Movement in working capital

Group cash flow statement
Quarter
Quarter
Quarter Six months Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2004
2004
2003
2004
2003
US Dollar million
Unaudited Unaudited Unaudited  Unaudited  Unaudited
98
120 130 218 311
9
11 7 20 14
(2)
(3) (4) (5) (10)
-
- - - 1
(12)
(26) (8) (38) (18)
-
- 91 - 91
-
- (91) - (91)
(9)
(15) (62) (24) (72)
84
87 63 171 226
Cash flows from investing activities
(150)
(84) (69) (234) (128)
1
4 2 5 2
-
- - - -
(126)
- 1 (126) 1
(5)
- (1) (5) (1)
16
- 1 16 1
(264)
(80) (66) (344) (125)
-
2 - 2 2
-
- - - -
22
997 9 1,019 18
(213)
(472) (38) (685) (51)
(9)
(113) (5) (122) (190)
(200)
414 (34) 214 (221)
(380)
421 (37) 41 (120)
1
8 8 9 18
934
505 340 505 413
555
934 311 555 311
(25)
66 96 41 207
(9)
7 11 (2) 16
70
27 (3) 97 (2)
91
66 57 157 111
(6)
(11) (9) (17) (16)
(11)
(12) (9) (23) (17)
20
21 9 41 17
8
8 7 16 14
-
- 12 - 12
-
(4) (7) (4) (7)
(40)
(48) (34) (88) (24)
98
120 130 218 311
(29)
13 (8) (16) (24)
(29)
(23) (28) (52) (39)
18
(38) 3 (20) 39
(40)
(48) (34) (88) (24)
Cash flows from operating activities
Cash generated from operations
Interest received
Environmental and other expenditure
Dividends received from associates
Finance costs
Recoupment tax received: Free State assets
Recoupment tax paid: Free State assets
Taxation paid
Net cash inflow from operating activities
Capital expenditure
Proceeds from disposal of mining assets
Investments acquired
(Acquisition) disposal of subsidiary
Loans advanced
Repayment of loans advanced
Net cash outflow from investing activities
Cash flows from financing activities
Proceeds from issue of share capital
Share issue expenses
Proceeds from borrowings
Repayment of borrowings
Dividends paid
Net cash (outflow) inflow from financing activities
Net (decrease) increase in cash and cash equivalents
Translation
Opening cash and cash equivalents
Closing cash and cash equivalents
Cash generated from operations
(Loss) profit on ordinary activities before taxation
Adjusted for:
Non-cash movements
Non-cash movement on derivatives
Amortisation of mining assets
Interest receivable
Deferred stripping costs
Finance costs
Amortisation of goodwill
Impairment of mining assets
(Increase) in trade and other receivables
Increase (decrease) in trade and other payables
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Profit on disposal of assets and subsidiaries
Movement in working capital
Movement in working capital
(Increase) decrease in inventories

Statement of changes in equity
Ordinary
Equity
Non -
Other
share
portion of
distri-
Foreign compre-
capital and convertible
butable
currency hensive Retained
Minority
Total
premium
bond reserves   translation
income earnings
Total  interest
equity
SA Rand million
Balance at December 2002
9,607 - 138 360 (1,583) 3,853 12,375 347 12,722
Movements on other comprehensive
income
680 680 680
Net profit
991 991 72 1,063
Dividends paid
(1,500) (1,500) (60) (1,560)
Ordinary shares issued
18 18 18
Transfer from non-distributable
reserves
(1) 1 - -
Translation
1 (540) 135 (404) (55) (459)
Balance at June 2003
9,625
-
138
(180)
(768)
3,345
12,160
304
12,464
Balance at December 2003
9,668 - 138 (755) (2,031) 3,848 10,868 354 11,222
Movements on other comprehensive
income
811 811 811
Net profit
178 178 61 239
Dividends paid
(748) (748) (69) (817)
Ordinary shares issued
9,312 9,312 9,312
Issue of convertible bond
513 513 513
At acquisition of subsidiary
- 22 22
Translation
(1,579) 77 (1,502) (18) (1,520)
Balance at June 2004
18,980
513
138
(2,334)
(1,143)
3,278
19,432
350
19,782
US Dollar million
Balance at December 2002
1,120 - 16 43 (185) 449 1,443 40 1,483
Movements on other comprehensive
income
97 97 97
Net profit
123 123 9 132
Dividends paid
(183) (183) (8) (191)
Ordinary shares issued
2 2 2
Transfer from non-distributable
reserves
- - - -
Translation
164 2 (67) (14) 58 143 - 143
Balance at June 2003
1,286
-
18
(24)
(102)
447
1,625
41
1,666
Balance at December 2003
1,450 - 21 (113) (307) 577 1,628 53 1,681
Movements on other comprehensive
income
123 123 123
Net profit
26 26 8 34
Dividends paid
(111) (111) (11) (122)
Ordinary shares issued
1,368 1,368 1,368
Issue of convertible bond
82 82 82
At acquisition of subsidiary
- 3 3
Translation
230 1 (260) - 34 5 3 8
Balance at June 2004
3,048
82
22
(373)
(184)
526
3,121
56
3,177
Attributable to holders of the group
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Notes
1.
Basis of preparation: The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.
The summarised group financial statements of AngloGold Ashanti Limited have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practices (SA GAAP), in compliance with the JSE Securities Exchange South Africa and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the company for the quarter and six months ended 30 June 2004. However, they do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) and SA GAAP and the South African Companies Act, 1973 for annual consolidated financial statements.
Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.
2.
Cost of sales
Quarter ended
Six months ended
Quarter ended
Six months ended
June
2004
March
2004
June
2004
June
2003
June
2004
March
2004
June
2004
June
2003
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
Cash operating costs
2,492
2,095
4,587
4,807
378
310
688
600
Other cash costs
80
59
139
133
13
8
21
17
Total cash costs
2,572
2,154
4,726
4,940
391
318
709
617
Retrenchment costs
7
25
32
5
1
4
5
1
Rehabilitation & other non-cash costs
43
41
84
49
7
6
13
6
Production costs
2,622
2,220
4,842
4,994
399
328
727
624
Amortisation of mining assets
600
446
1,046
893
91
66
157
111
Total production costs
3,222
2,666
5,888
5,887
490
394
884
735
Inventory change
(131)
(85)
(216)
(70)
(20)
(13)
(33)
(9)
3,091
2,581
5,672
5,817
470
381
851
726
3.
Taxation
Quarter ended
Six months ended
Quarter ended
Six months ended
June
2004
March
2004
June
2004
June
2003
June
2004
March
2004
June
2004
June
2003
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
Normal taxation
49
77
126
396
8
11
19
49
Deferred taxation
33
138
171
218
6
20
26
27
Deferred tax on unrealised non-hedge derivatives and fair value losses on interest rate swaps
(170)
(72)
(242)
16
(28)
(11)
(39)
2
Taxation on exceptional items
1
6
7
(26)
(1)
2
1
(3)
(87)
149
62
604
(15)
22

4.
Capital commitments
June
2004
March
2004
June
2003
Dec
2003
June
2004
March
2004
June
2003
Dec
2003
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
885
931 1,123 650
142
148 150 98
5.
Shares
Quarter ended
Six months ended
June 2004
March 2004
June 2003
June 2004
June 2003
Authorised share capital:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000 400,000,000 400,000,000 400,000,000
A redeemable preference shares of
50 SA cents each
2,000,000
2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares of
1 SA cent each
778,896
778,896 778,896 778,896 778,896
Issued share capital:
Ordinary shares
264,403,394
223,255,242 222,785,154 264,403,394 222,785,154
A redeemable preference shares
2,000,000
2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares
778,896
778,896 778,896 778,896 778,896
Weighted average number of ordinary shares for the period
Basic ordinary shares
253,046,275
223,212,890 222,737,513 238,129,583 222,737,513
Diluted number of ordinary shares
268,430,890
224,180,742 222,437,590 248,695,939 223,437,590
During the quarter, 14,400 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and 41,133,752 ordinary shares were allotted in terms of the merger with Ashanti Goldfields Company Limited. All the preference shares are held by a wholly-owned subsidiary company.
6.
Exchange rates
June 2004
March 2004
June 2003
Dec 2003
Rand/US dollar average for the year to date
6.67
6.76 8.03 7.55
Rand/US dollar average for the quarter
6.59
6.76 7.73 6.74
Rand/US dollar closing
6.23
6.28 7.48 6.67
Rand/Australian dollar average for the year to date
4.94
5.17 4.96 4.90
Rand/ Australian dollar average for the quarter
4.70
5.17 4.95 4.82
Rand/ Australian dollar closing
4.33
4.79 5.02 5.02
7.
Attributable interest
Although AngloGold Ashanti holds a 66.7 % interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by Anglogold USA Inc., is repaid.

8.
Announcements
On 26 May 2004, it was announced that the government of Guinea had placed an embargo on imports and exports by AngloGold Ashanti's Siguiri Mine. This was followed by a further announcement on 14 June 2004 in which the company advised that constructive discussions had commenced and that the supply of diesel fuel to the mine had resumed. However, the embargo on the export of gold from Siguiri remains in place. AngloGold Ashanti is using its best efforts to bring this undesirable state of affairs to a speedy and satisfactory resolution.
On 21 June 2004, AngloGold Ashanti announced that talks between management and union representatives were continuing, following the return to work by the workforce after a three day strike at Morila.
Following an announcement made on 14 November 2003 in which the company advised that an agreement had been entered into for the sale of Union Reefs Gold Mine and associated assets and tenements, AngloGold Ashanti advises that the agreement has been terminated and related negotiations for the sale have ceased but that the company continues to explore other options for the sale of these gold mining assets.
On 1 July 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans- Siberian Gold plc for the acquisition of a 29.9% stake in the company through an equity investment of approximately £17.6m ($32m). This first move into Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the environment.
9.
Dividend: The directors have today declared Interim Dividend No. 96 of 170 (Interim Dividend No. 94: 375) South African cents per ordinary share for the six months ended 30 June 2004. In compliance with the requirements of STRATE, given the company's primary listing on the JSE Securities Exchange South Africa, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2004
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis
Thursday, 5 August
Last date to trade ordinary shares cum dividend
Friday, 13 August
Last date to register transfers of certificated securities cum dividend
Friday, 13 August
Ordinary shares trade ex dividend
Monday, 16 August
Record date
Friday, 20 August
Payment date
Friday, 27 August
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with the further requirements of STRATE, between Monday, 16 August 2004 and Friday, 20 August 2004, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2004
Ex dividend on New York Stock Exchange
Wednesday, 18 August
Record date
Friday, 20 August
Approximate date for currency conversion
Friday, 27 August
Approximate payment date of dividend
Friday, 7 September
Assuming an exchange rate of R6.2737/$1, the dividend payable on an ADS is equivalent to 27 US cents. This compares with the interim dividend of 50.73 US cents per ADS paid on 9 September 2003. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2004
Last date to trade and to register GhDSs cum dividend
Friday, 13 August
Record date
Friday, 20 August
Approximate payment date of dividend
Monday, 30 August
Assuming an exchange rate of R1/c1,446 the dividend payable per GhDS is equivalent to 24,58 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.
10
.
The group financial statements for the quarter and six months to 30 June 2004 were authorised for issue in accordance with a resolution of the directors passed on 28 July 2004. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.
By order of the board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
29 July 2004

Segmental reporting
Quarter
Quarter
Quarter
Six months   Six months
Quarter
Quarter
Quarter
Six months   Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2004
2004
2003
2004
2003
2004
2004
2003
2004
2003
Unaudited Unaudited   Unaudited
Unaudited
Unaudited  Unaudited   Unaudited   Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
1. Gold income South Africa
1,903
2,000 2,151 3,903 4,308
289
296 278 585 536
Argentina
129
115 154 244 347
20
17 20 37 43
Australia
273
247 333 520 657
41
37 43 78 82
Brazil
258
250 286 508 575
39
37 37 76 72
Ghana
350
- - 350 -
53
- - 53 -
Guinea
-
- -
-
-
-
- -
-
-
Mali
267
276 432 543 883
42
40 56 82 110
Namibia
45
40 56 85 109
7
6 7 13 14
USA
167
153 350 320 660
25
23 45 48 82
Tanzania
299
216 145 515 305
45
32 19 77 38
Zimbabwe
11
- - 11 -
2
- - 2 -
Corporate
3
1 - 4 1
-
- - - -
3,705
3,298
3,907
7,003
7,845
563
488
505
1,051
977
2. Adjusted operating profit
1
South Africa
306
505 617 811 1,274
48
75 80 123 159
Argentina
14
24 46 38 129
3
3 6 6 16
Australia
109
61 57 170 112
17
9 7 26 14
Brazil
157
118 145 275 312
23
18 19 41 39
Ghana
-
- - - -
-
- - - -
Guinea
(16)
- -
(16)
-
(2)
- -
(2)
-
Mali
48
83 180 131 372
8
12 24 20 46
Namibia
5
8 16 13 48
1
1 2 2 6
USA
26
4 1 30 (12)
4
1 - 5 (1)
Tanzania
46
72 21 118 49
7
11 3 18 6
Zimbabwe
(4)
- - (4) -
(1)
- - (1) -
Corporate
11
9 (1) 20 14
-
2 (1) 2 1
702
884
1,082
1,586
2,298
108
132
140
240
286
3. Cash operating profit
2
South Africa
484
668 701 1,152 1,442
75
99 90 174 180
Argentina
60
63 95 123 230
10
9 12 19 28
Australia
149
101 104 250 206
23
15 13 38 26
Brazil
192
153 191 345 406
29
23 25 52 50
Ghana
52
- - 52 -
7
- - 7 -
Guinea
(16)
- -
(16)
-
(3)
- -
(3)
-
Mali
95
133 253 228 524
14
20 33 34 65
Namibia
10
9 18 19 51
2
1 2 3 6
USA
85
78 120 163 216
13
12 16 25 27
Tanzania
89
100 37 189 84
14
15 5 29 10
Zimbabwe
(2)
- - (2) -
-
- - - -
Corporate
24
25 8 49 32
3
4 2 7 6
1,222
1,330
1,527
2,552
3,191
187
198
197
385
397
1
Operating profit excluding unrealised non-hedge derivatives.
2
Adjusted operating profit plus amortisation of mining assets less non-cash revenues.
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

Segmental
reporting (continued)
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2004
2004
2003
2004
2003
2004
2004
2003
2004
2003
Unaudited Unaudited   Unaudited
Unaudited
Unaudited  Unaudited   Unaudited  Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
4. Capital expenditure
1
South Africa
510
416 439 926 882
77
62 57 139 110
Argentina
27
15 18 42 26
4
2 2 6 3
Australia
45
44 21 89 50
7
6 3 13 6
Brazil
83
44 57 127 104
12
7 7 19 13
Ghana
65
- - 65 -
10
- - 10 -
Guinea
94
- - 94 -
14
- - 14 -
Mali
17
18 29 35 57
3
2 4 5 7
Namibia
101
4 6 105 10
15
1 - 16 1
USA
18
16 76 34 131
3
2 9 5 16
Tanzania
19
6 17 25 32
3
1 2 4 4
Zimbabwe
2
- - 2 -
-
- - - -
Corporate
11
4 4 15 11
2
1 2 3 3
992
567
667
1,559
1,303
150
84
86
234
163
As at
As at
As at
As at
As at
As at
As at
As at
June
March
June
December
June
March
June
December
2004
2004
2003
2003
2004
2004
2003
2003
Unaudited
Unaudited
Unaudited
Audited  Unaudited   Unaudited
Unaudited
Audited
SA Rand million
US Dollar million
5. Total assets South Africa
12,127
11,893 10,849 11,883
1,948
1,892 1,449 1,782
Argentina
1,811
1,969 2,276 2,035
290
313 304 305
Australia
3,898
4,295 4,217 4,457
626
683 563 668
Brazil
1,825
1,836
2,123 1,898
293
292 284 285
Ghana
10,997
- - -
1,765
- - -
Guinea
1,167
-
- -
187
- - -
Mali
1,992
2,049 2,529 2,171
320
327 337 326
Namibia
200
200 223 200
32
32 30 30
USA
2,569
2,592 3,166 2,796
412
412 422 418
Tanzania
6,422
2,493 2,845 2,586
1,031
396 380 388
Zimbabwe
50
- - -
8
- - -
Corporate
5,204
6,560 2,524 4,376
838
1,044 340 658
48,262
33,887
30,752
32,402
7,750
5,391
4,109
4,860
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2004
2004
2003
2004
2003
2004
2004
2003
2004
2003
Unaudited Unaudited   Unaudited
Unaudited
Unaudited  Unaudited   Unaudited  Unaudited
Unaudited
Unaudited
6. Gold production South Africa
24,233
23,338 25,286 47,571 50,128
779
750 803 1,529 1,612
Argentina
1,449
1,097 1,524 2,546 3,397
47
35 49 82 109
Australia
3,008
2,703 3,488 5,711 7,046
97
87 112 184 226
Brazil
2,732
2,334 2,471 5,066 4,856
88
75 79 163 156
Ghana
3,820
- - 3,820 -
123
- - 123 -
Guinea
535
- - 535 -
17
- - 17 -
Mali
3,213
3,352 5,110 6,565 9,967
103
108 164 211 320
Namibia
503
460 657 963 1,221
16
15 21 31 39
USA
2,373
2,237 4,152 4,610 7,702
76
72 134 148 248
Tanzania
4,339
2,895 1,925 7,234 3,901
140
93 62 233 126
Zimbabwe
125
- - 125 -
4
- - 4 -
46,330
38,416
44,613
84,746
88,218
1,490
1,235
1,424
2,725
2,836
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
kg
oz (000)

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
SA Rand / US Dollar
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA
1
510
416
439
926
77
62
57
139
Vaal River
Great Noligwa Mine
65 49 66 114 10 7 9 17
Kopanang Mine 61 46 51 107 9 7 7 16
Tau Lekoa Mine 40 33 23 73 6 5 3 11
Surface Operations 20 4 - 24 3 1 - 4
Moab Khotsong 110 115 109 225 17 17 14 34
Ergo
- - - - - - - -
West Wits
Mponeng Mine
98 89 110 187 15 13 14 28
Savuka Mine 15 14 26 29 2 2 3 4
TauTona Mine 101 66 55 167 15 10 7 25
Surface Operations - - - - - - - -
ARGENTINA
27
15
18
42
4
2
2
6
Cerro Vanguardia - Attributable 92.50% 25 14 17 39 4 2 2 6
Minorities and exploration 2 1 1 3 - 0 0 0
AUSTRALIA
45
44
21
89
7
6
3
13
Sunrise Dam 43 39 20 82 6 6 3 12
Minorities and exploration 2 5 1 7 1 - - 1
BRAZIL
83
44
57
127
12
7
7
19
AngloGold Ashanti Brazil 55 34 43 89 8 5 5 13
Serra Grande - Attributable 50% 9 5 6 14 1 1 1 2
Minorities and exploration 19 5 8 24 3 1 1 4
GHANA
65
-
-
65
10
-
-
10
Bibiani 13 - - 13 2 - - 2
Iduapriem - Attributable 85% 3 - - 3 1 - - 1
Obuasi 48 - - 48 7 - - 7
GUINEA
94
-
-
94
14
-
-
14
Siguiri - Attributable 85% 94 - - 94 14 - - 14
MALI
17
18
29
35
3
2
4
5
Morila - Attributable 40% 1 3 9 4 1 - 1 1
Sadiola - Attributable 38% 12 8 6 20 2 1 1 3
Yatela - Attributable 40% 5 6 14 11 1 1 2 2
NAMIBIA
101
4
6
105
15
1
-
16
Navachab 101 4 6 105 15 1 - 16
USA
18
16
76
34
3
2
9
5
Cripple Creek & Victor J.V. 18 16 63 34 3 2 8 5
Jerritt Canyon J.V. - Attributable 70% - - 13 - - - 1 -
TANZANIA
19
6
17
25
3
1
2
4
Geita 19 6 17 25 3 1 2 4
ZIMBABWE
2
-
-
2
-
-
-
-
Freda-Rebecca 2 - - 2 - - - -
OTHER
11
4
4
15
2
1
2
3
ANGLOGOLD ASHANTI
1
992
567
667
1,559
150
84
86

1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA
24,233
23,338
25,286
47,571
Vaal River
Great Noligwa Mine
9.95 10.81 10.06 10.35 6,121 5,866 6,065 11,987
Kopanang Mine 7.35 8.03 6.69 7.67 3,821 3,750 3,589 7,571
Tau Lekoa Mine 4.17 3.65 4.20 3.91 2,509 2,095 2,539 4,604
Surface Operations 0.55 0.57 0.58 0.56 940 817 889 1,757
Ergo
0.23 0.25 0.20 0.24 1,855 1,919 1,532 3,774
West Wits
Mponeng Mine
7.80 8.47 9.07 8.11 3,266 3,234 3,976 6,500
Savuka Mine 5.87 5.94 6.27 5.90 1,162 1,099 1,653 2,261
TauTona Mine 10.88 12.17 11.93 11.49 4,559 4,558 5,024 9,117
Surface Operations - - 0.88 - - - 19 -
ARGENTINA
1,449
1,097
1,524
2,546
Cerro Vanguardia - Attributable 92.50% 6.39 5.81 6.70 6.13 1,449 1,097 1,524 2,546
AUSTRALIA
3,008
2,703
3,488
5,711
Sunrise Dam 3.47 2.84 2.97 3.14 3,008 2,693 2,613 5,701
Union Reefs - - 1.25 - - 10 875 10
BRAZIL
2,732
2,334
2,471
5,066
AngloGold Ashanti Brazil 7.48 7.47 6.46 7.47 2,003 1,634 1,722 3,637
Serra Grande - Attributable 50% 7.87 7.65 7.94 7.76 729 700 749 1,429
GHANA
3,820
-
-
3,820
Bibiani 1.79 - - 1.79 788 - - 788
Iduapriem - Attributable 85% 1.48 - - 1.48 838 - - 838
Obuasi 3.18 - - 3.18 2,194 - - 2,194
GUINEA
535
-
-
535
Siguiri - Attributable 85% 1.12 - - 1.12 535 - - 535
MALI
3,213
3,352
5,110
6,565
Morila - Attributable 40% 3.06 4.19 9.54 3.60 1,058 1,332 2,942 2,390
Sadiola - Attributable 38% 2.82 3.15 2.52 2.97 1,386 1,385 1,237 2,771
Yatela - Attributable 40% 3.61 3.58 3.82 3.60 769 635 931 1,404
NAMIBIA
503
460
657
963
Navachab 1.46 1.54 1.90 1.50 503 460 657 963
USA
2,373
2,237
4,152
4,610
Cripple Creek & Victor J.V. 0.59 0.67 0.72 0.63 2,373 2,237 2,433 4,610
Jerritt Canyon J.V. - Attributable 70% - - 7.41 - - - 1,719 -
TANZANIA
4,339
2,895
1,925
7,234
Geita - Attributable 100% May 2004 3.46 4.02 2.58 3.66 4,339 2,895 1,925 7,234
ZIMBABWE
125
-
-
125
Freda-Rebecca 1.60 - - 1.60 125 - - 125
ANGLOGOLD ASHANTI
46,330
38,416
44,613
84,746
Underground Operations 7.43 8.11 7.84 7.74 25,794 22,770 26,886 48,564
Surface and Dump Reclamation 0.29 0.30 0.26 0.30 2,963 2,736 2,440 5,699
Open-pit Operations 2.92 3.39 3.18 3.10 13,635 9,938 11,830 23,573
Heap leach Operations
2
0.84 0.84 0.92 0.84 3,938 2,972 3,457 6,910
46,330
38,416
44,613
84,746
which will be capitalised against pre-production costs.
2
The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.
1
Yield excludes surface operations. Attributable production year to date at Moab Khotsong yielded 104kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA
256
240
210
248
24,213
23,332
24,984
47,545
Vaal River
Great Noligwa Mine
286 256 213 271 6,117 5,864 5,991 11,981
Kopanang Mine 230 222 159 226 3,817 3,750 3,544 7,567
Tau Lekoa Mine 201 173 174 187 2,506 2,095 2,510 4,601
Surface Operations 952 793 658 871 939 817 879 1,756
Ergo
330 342 260 336 1,855 1,918 1,532 3,773
West Wits
Mponeng Mine
231 227 245 229 3,263 3,233 3,926 6,496
Savuka Mine 123 111 116 117 1,161 1,098 1,629 2,259
TauTona Mine 324 315 298 319 4,555 4,557 4,955 9,112
Surface Operations - - - - - - 18 -
ARGENTINA
814
628
1,052
722
1,438
1,215
1,605
2,653
Cerro Vanguardia - Attributable 92.50% 814 628 1,052 722 1,438 1,215 1,605 2,653
AUSTRALIA
2,391
2,163
2,265
2,277
3,011
2,706
3,660
5,717
Sunrise Dam 2,827 2,526 2,782 2,676 3,010 2,695 2,797 5,705
Union Reefs - 240 1,874 151 1 11 863 12
BRAZIL
687
588
529
638
2,703
2,372
2,541
5,075
AngloGold Ashanti Brazil 640 521 443 581 2,014 1,645 1,763 3,659
Serra Grande - Attributable 50% 861 840 957 850 689 727 778 1,416
GHANA
303
-
-
303
3,800
-
-
3,800
Bibiani 1,024 - - 1,024 788 - - 788
Iduapriem - Attributable 85% 609 - - 609 845 - - 845
Obuasi 210 - - 210 2,167 - - 2,167
GUINEA
273
-
-
273
-
-
-
-
Siguiri - Attributable 85% 273 - - 273 - - - -
MALI
1,380
1,440
2,499
1,410
3,344
3,247
5,076
6,591
Morila - Attributable 40% 1,353 1,822 4,282 1,580 1,089 1,287 3,005 2,376
Sadiola - Attributable 38% 1,967 1,907 1,808 1,936 1,375 1,394 1,193 2,769
Yatela - Attributable 40% 914 730 1,383 820 880 566 878 1,446
NAMIBIA
783
732
634
758
538
460
657
998
Navachab 783 732 634 758 538 460 657 998
USA
2,513
2,383
2,235
2,448
2,375
2,306
4,152
4,681
Cripple Creek & Victor J.V. 2,513 2,383 2,447 2,448 2,375 2,306 2,433 4,681
Jerritt Canyon J.V. - Attributable 70% - - 1,991 - - - 1,719 -
TANZANIA
1,159
1,333
934
1,223
3,949
2,895
1,925
6,844
Geita - Attributable 100% May 2004 1,159 1,333 934 1,223 3,949 2,895 1,925 6,844
ZIMBABWE
83
-
-
83
125
-
-
125
Freda-Rebecca 83 - - 83 125 - - 125
ANGLOGOLD ASHANTI
356
344
331
351
45,496
38,533
44,600
84,029

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA
1
59,016
61,681
55,342
60,323
68,085
71,399
61,711
69,711
Vaal River
Great Noligwa Mine
47,340 50,994 48,007 49,128 52,764 57,357 52,439 55,011
Kopanang Mine 55,814 59,808 57,001 57,792 62,249 66,579 62,724 64,394
Tau Lekoa Mine 67,030 79,795 60,939 72,839 78,451 92,080 66,387 84,653
Surface Operations 49,274 54,911 50,220 51,895 49,274 54,911 50,220 51,895
Ergo
82,869 80,908 87,137 81,872 89,777 88,681 92,996 89,220
West Wits
Mponeng Mine
68,486 68,287 54,200 68,387 81,698 80,825 64,091 81,264
Savuka Mine 97,928 98,153 88,835 98,037 115,465 122,819 97,174 119,041
TauTona Mine 48,572 48,283 41,299 48,428 61,076 60,523 48,806 60,800
Surface Operations - - 48,227 - - - 48,227 -
ARGENTINA
39,673
42,188
37,753
39,861
68,938
73,323
67,966
70,860
Cerro Vanguardia - Attributable 92.50% 39,673 42,188 37,753 39,861 68,938 73,323 67,966 70,860
AUSTRALIA
56,053
62,707
61,836
59,203
70,305
78,287
76,290
74,083
Sunrise Dam 53,942 59,584 60,712 56,608 67,013 74,051 78,480 70,338
BRAZIL
27,087
29,606
32,636
28,247
37,285
41,232
47,156
39,103
AngloGold Ashanti Brazil 27,300 30,240 35,631 28,620 37,993 42,576 50,421 40,051
Serra Grande - Attributable 50% 26,504 28,127 25,756 27,299 35,340 38,096 39,655 36,690
GHANA
60,284
-
-
60,284
84,018
-
-
84,018
Bibiani 50,177 - - 50,177 75,617 - - 75,617
Iduapriem - Attributable 85% 65,545 - - 65,545 84,258 - - 84,258
Obuasi 61,905 - - 61,905 86,944 - - 86,944
GUINEA
82,013 - - 82,013 109,599 - - 109,599
Siguiri - Attributable 85% 82,013 - - 82,013 109,599 - - 109,599
MALI
49,833
44,340
35,295
47,030
65,422
60,410
50,293
62,787
Morila - Attributable 40% 50,383 34,345 23,387 41,445 72,640 54,949 38,758 62,781
Sadiola - Attributable 38% 49,087 46,977 52,990 48,033 61,607 59,859 68,618 60,734
Yatela - Attributable 40% 50,423 59,557 49,406 54,553 62,370 73,064 61,318 67,205
NAMIBIA
67,876
65,487
54,756
66,734
76,372
70,177
57,533
73,412
Navachab 67,876 65,487 54,756 66,734 76,372 70,177 57,533 73,412
USA
44,915
46,504
55,826
45,686
58,443
65,922
83,594
62,073
Cripple Creek & Victor J.V. 44,081 45,307 46,736 44,676 57,610 64,726 77,817 61,064
Jerritt Canyon J.V. - Attributable 70% - - 67,158 - - - 90,237 -
TANZANIA
48,015
41,193
57,231
45,284
64,139
51,075
66,274
58,910
Geita - Attributable 100% May 2004 48,015 41,193 57,231 45,284 64,139 51,075 66,274 58,910
ZIMBABWE
95,120
-
-
95,120
115,258
-
-
115,258
Freda-Rebecca 95,120 - - 95,120 115,258 - - 115,258
ANGLOGOLD ASHANTI
1
55,162
56,297
52,578
55,677
68,659
69,068
63,979
68,845
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
SA Rand
Cash operating profit - Rm
1
Adjusted operating profit - Rm
2
SOUTH AFRICA
483
667
702
1,150
305
505
619
810
Vaal River
Great Noligwa Mine
190 233 222 423 166 211 206 377
Kopanang Mine 89 118 79 207 69 98 68 167
Tau Lekoa Mine 33 18 54 51 6 (3) 46 3
Surface Operations 33 29 36 62 33 29 36 62
Ergo
(14) 7 (9) (7) (14) 7 (8) (7)
West Wits
Mponeng Mine
39 77 124 116 (1) 39 91 38
Savuka Mine (28) (16) (12) (44) (41) (30) (16) (71)
TauTona Mine 141 201 207 342 87 154 195 241
Surface Operations - - 1 - - - 1 -
ARGENTINA
56
58
87
114
14
22
42
36
Cerro Vanguardia - Attributable 92.50% 56 58 87 114 14 22 42 36
AUSTRALIA
154
106
111
260
117
69
67
186
Sunrise Dam 156 109 91 265 119 72 47 191
Union Reefs (2) (3) 20 (5) (2) (3) 20 (5)
BRAZIL
152
108
143
260
125
81
109
206
AngloGold Ashanti Brazil 113 75 94 188 92 55 70 147
Serra Grande - Attributable 50% 39 33 49 72 33 26 39 59
GHANA
50
-
-
50
-
-
-
-
Bibiani 17 - - 17 - - - -
Iduapriem - Attributable 85% 6 - - 6 2 - - 2
Obuasi 27 - - 27 (2) - - (2)
GUINEA
(16)
-
-
(16)
(13)
-
-
(13)
Siguiri - Attributable 85% (16) - - (16) (13) - - (13)
MALI
94
133
255
227
48
83
180
131
Morila - Attributable 40% 25 61 183 86 3 35 138 38
Sadiola - Attributable 38% 44 58 40 102 28 41 21 69
Yatela - Attributable 40% 25 14 32 39 17 7 21 24
NAMIBIA
9
10
18
19
5
8
16
13
Navachab 9 10 18 19 5 8 16 13
USA
87
81
124
168
27
7
5
34
Cripple Creek & Victor J.V. 87 81 101 168 27 7 19 34
Jerritt Canyon J.V. - Attributable 70% - - 23 - - - (14) -
TANZANIA
89
101
37
190
45
73
21
117
Geita - Attributable 100% May 2004 89 101 37 190 45 73 21 117
ZIMBABWE
(2)
-
-
(2)
(4)
-
-
(4)
Freda-Rebecca (2) - - (2) (4) - - (4)
OTHER
66
66
50
132
33
36
23
70
ANGLOGOLD ASHANTI
1,222
1,330
1,527
2,552
702
884
1,082
1,586
1
Adjusted operating profit plus amortisation of mining assets less non-cash revenues.
2
Operating profit excluding unrealised non-hedge derivatives.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
Imperial
Yield - oz/t
Gold produced - oz (000)
SOUTH AFRICA
1
779
750
813
1,529
Vaal River
Great Noligwa Mine
0.290 0.315 0.293 0.302 196 189 196 385
Kopanang Mine 0.214 0.234 0.195 0.224 122 121 115 243
Tau Lekoa Mine 0.122 0.106 0.122 0.114 81 67 82 148
Surface Operations 0.016 0.017 0.017 0.016 31 26 28 57
Ergo
0.007 0.007 0.006 0.007 59 62 49 121
West Wits
Mponeng Mine
0.227 0.247 0.265 0.237 105 104 128 209
Savuka Mine 0.171 0.173 0.183 0.172 38 35 53 73
TauTona Mine 0.317 0.355 0.348 0.335 147 146 161 293
Surface Operations - - 0.026 - - - 1 -
ARGENTINA
47
35
49
82
Cerro Vanguardia - Attributable 92.50% 0.186 0.169 0.196 0.179 47 35 49 82
AUSTRALIA
97
87
112
184
Sunrise Dam 0.101 0.083 0.087 0.092 97 87 84 184
Union Reefs - - 0.036 - - - 28 -
BRAZIL
88
75
79
163
AngloGold Ashanti Brazil 0.218 0.218 0.188 0.218 65 52 55 117
Serra Grande - Attributable 50% 0.230 0.223 0.232 0.226 23 23 24 46
GHANA
123
-
-
123
Bibiani 0.052 - - 0.052 25 - - 25
Iduapriem - Attributable 85% 0.043 - - 0.043 27 - - 27
Obuasi 0.093 - - 0.093 71 - - 71
GUINEA
17
-
-
17
Siguiri - Attributable 85% 0.033 - - 0.033 17 - - 17
MALI
103
108
164
211
Morila - Attributable 40% 0.089 0.122 0.278 0.105 34 43 95 77
Sadiola - Attributable 38% 0.082 0.092 0.074 0.087 44 45 39 89
Yatela - Attributable 40% 0.105 0.104 0.112 0.105 25 20 30 45
NAMIBIA
16
15
21
31
Navachab 0.042 0.045 0.056 0.044 16 15 21 31
USA
76
72
134
148
Cripple Creek & Victor J.V. 0.017 0.020 0.021 0.018 76 72 78 148
Jerritt Canyon J.V. - Attributable 70% - - 0.216 - - - 56 -
TANZANIA
140
93
62
233
Geita - Attributable 100% May 2004 0.101 0.117 0.075 0.107 140 93 62 233
ZIMBABWE
4
-
-
4
Freda-Rebecca 0.047 - - 0.047 4 - - 4
ANGLOGOLD ASHANTI
1,490
1,235
1,434
2,725
Underground Operations 0.217 0.237 0.229 0.226 830 732 865 1,562
Surface and Dump Reclamation 0.009 0.009 0.008 0.009 95 88 78 183
Open-pit Operations 0.085 0.099 0.093 0.090 439 319 380 758
Heap leach Operations
2
0.024 0.025 0.027 0.025 126 96 111 222
1,490
1,235
1,434
2,725
1
Yield excludes surface operations. Attributable production year to date at Moab Khotsong yielded 3,343 ounces which will be capitalised against pre-production costs.
2
The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad
.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
Imperial
Productivity per employee - oz
Gold sold - oz (000)
SOUTH AFRICA
8.23
7.72
6.76
7.97
778
751
803
1,529
Vaal River
Great Noligwa Mine
9.21 8.23 6.86 8.70 196 189 192 385
Kopanang Mine 7.41 7.15 5.10 7.28 122 121 114 243
Tau Lekoa Mine 6.46 5.55 5.61 6.01 81 67 81 148
Surface Operations 30.61 25.49 21.17 28.00 30 26 29 56
Ergo
10.61 11.01 8.35 10.81 59 62 49 121
West Wits
Mponeng Mine
7.44 7.29 7.87 7.36 105 104 126 209
Savuka Mine 3.97 3.56 3.73 3.76 38 35 52 73
TauTona Mine 10.41 10.11 9.59 10.26 146 147 159 293
Surface Operations - - - - - - 1 -
ARGENTINA
26.18
20.21
33.83
23.22
46
39
51
85
Cerro Vanguardia - Attributable 92.50% 26.18 20.21 33.83 23.22 46 39 51 85
AUSTRALIA
76.86
69.53
72.82
73.21
97
87
118
184
Sunrise Dam 90.88 81.22 89.44 86.04 97 87 90 184
Union Reefs - - - - - - 28 -
BRAZIL
22.09
18.91
17.01
20.50
87
76
82
163
AngloGold Ashanti Brazil 20.58 16.76 14.24 18.67 65 53 57 118
Serra Grande - Attributable 50% 27.67 26.99 30.78 27.34 22 23 25 45
GHANA
9.75
-
-
9.75
122
-
-
122
Bibiani 32.92 - - 32.92 25 - - 25
Iduapriem - Attributable 85% 19.59 - - 19.59 27 - - 27
Obuasi 6.75 - - 6.75 70 - - 70
GUINEA
8.78
-
-
8.78
-
-
-
-
Siguiri - Attributable 85% 8.78 - - 8.78 - - - -
MALI
44.37
46.30
80.00
45.34
108
104
164
212
Morila - Attributable 40% 43.51 58.59 137.67 50.79 35 41 97 76
Sadiola - Attributable 38% 63.24 61.30 58.12 62.26 44 45 39 89
Yatela - Attributable 40% 29.38 23.47 44.46 26.38 28 18 28 46
NAMIBIA
25.19
23.52
20.40
24.36
17
15
21
32
Navachab 25.19 23.52 20.40 24.36 17 15 21 32
USA
80.80
76.60
71.86
78.71
76
74
133
150
Cripple Creek & Victor J.V. 80.80 76.60 78.68 78.71 76 74 78 150
Jerritt Canyon J.V. - Attributable 70% - - 64.00 - - - 55 -
TANZANIA
37.26
42.85
30.03
39.31
127
93
62
220
Geita - Attributable 100% May 2004 37.26 42.85 30.03 39.31 127 93 62 220
ZIMBABWE
2.67
-
-
2.67
4
-
-
4
Freda-Rebecca 2.67 - - 2.67 4 - - 4
ANGLOGOLD ASHANTI
11.46
11.05
10.63
11.27
1,463
1,239
1,434
2,702

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA
1
279
284
223
281
321
328
248
325
Vaal River
Great Noligwa Mine
223 235 193 229 249 264 211 256
Kopanang Mine 263 275 230 269 294 306 253 300
Tau Lekoa Mine 316 367 245 339 370 423 267 394
Surface Operations 232 253 202 242 232 253 202 242
Ergo
391 372 351 382 424 408 374 416
West Wits
Mponeng Mine
323 314 218 319 386 372 258 379
Savuka Mine 462 451 358 457 545 564 391 555
TauTona Mine 229 222 166 226 289 278 196 284
Surface Operations - - 196 - - - 196 -
ARGENTINA
187
184
152
186
325
337
274
330
Cerro Vanguardia - Attributable 92.50% 187 184 152 186 325 337 274 330
AUSTRALIA
265
289
249
276
332
361
307
346
Sunrise Dam 255 274 244 264 317 341 315 328
BRAZIL
128
136
131
132
176
190
190
182
AngloGold Ashanti Brazil 129 139 143 133 179 196 203 187
Serra Grande - Attributable 50% 125 130 104 127 167 175 160 171
GHANA
288
-
-
280
400
-
-
390
Bibiani 237 - - 237 358 - - 358
Iduapriem - Attributable 85% 309 - - 309 397 - - 397
Obuasi 292 - - 292 410 - - 410
GUINEA
386 - - 386 516 - - 516
Siguiri - Attributable 85% 386 - - 386 516 - - 516
MALI
235
204
139
219
309
281
205
299
Morila - Attributable 40% 238 158 94 194 344 253 156 293
Sadiola - Attributable 38% 232 216 213 224 291 276 276 283
Yatela - Attributable 40% 238 274 198 255 295 338 246 314
NAMIBIA
320
302
220
312
360
324
231
343
Navachab 320 302 220 312 360 324 231 343
USA
212
214
225
213
276
302
336
289
Cripple Creek & Victor J.V. 208 208 188 208 272 297 313 284
Jerritt Canyon J.V. - Attributable 70% - - 270 - - - 363 -
TANZANIA
226
190
230
212
302
235
267
275
Geita - Attributable 100% May 2004 226 190 230 212 302 235 267 275
ZIMBABWE
447
-
-
447
543
-
-
543
Freda-Rebecca 447 - - 447 543 - - 543
ANGLOGOLD ASHANTI
1
260
259
212
260
324
318
257

1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
US Dollar
Cash operating profit - $m
1
Adjusted operating profit - $m
2
SOUTH AFRICA
73
100
92
173
46
76
80
122
Vaal River
Great Noligwa Mine
30 34 29 64 26 31 27 57
Kopanang Mine 13 18 11 31 10 15 9 25
Tau Lekoa Mine 4 4 7 8 1 - 6 1
Surface Operations 5 4 4 9 5 4 4 9
Ergo
(2) 1 (1) (1) (2) 1 (1) (1)
West Wits
Mponeng Mine
6 12 16 18 - 6 12 6
Savuka Mine (4) (3) (1) (7) (7) (4) (2) (11)
TauTona Mine 21 30 27 51 13 23 25 36
Surface Operations - - - - - - - -
ARGENTINA
10
8
12
18
3
3
6
6
Cerro Vanguardia - Attributable 92.50% 10 8 12 18 3 3 6 6
AUSTRALIA
23
16
15
39
18
10
9
28
Sunrise Dam 23 17 12 40 18 11 6 29
Union Reefs - (1) 3 (1) - (1) 3 (1)
BRAZIL
23
16
19
39
19
12
14
31
AngloGold Ashanti Brazil 17 11 12 28 14 8 9 22
Serra Grande - Attributable 50% 6 5 7 11 5 4 5 9
GHANA
7
-
-
7
-
-
-
-
Bibiani 3 - - 3 - - - -
Iduapriem - Attributable 85% - - - - - - - -
Obuasi 4 - - 4 - - - -
GUINEA
(2)
-
-
(2)
(2)
-
-
(2)
Siguiri - Attributable 85% (2) - - (2) (2) - - (2)
MALI
14
20
33
34
8
12
22
20
Morila - Attributable 40% 4 9 23 13 1 5 17 6
Sadiola - Attributable 38% 6 9 6 15 4 6 3 10
Yatela - Attributable 40% 4 2 4 6 3 1 2 4
NAMIBIA
2
1
3
3
1
1
2
2
Navachab 2 1 3 3 1 1 2 2
USA
13
12
17
25
4
1
1
5
Cripple Creek & Victor J.V. 13 12 14 25 4 1 3 5
Jerritt Canyon J.V. - Attributable 70% - - 3 - - - (2) -
TANZANIA
14
14
5
28
8
10
3
18
Geita - Attributable 100% May 2004 14 14 5 28 8 10 3 18
ZIMBABWE
(1)
-
-
(1)
(1)
-
-
(1)
Freda-Rebecca (1) - - (1) (1) - - (1)
OTHER
11
11
1
22
4
7
3
11
ANGLOGOLD ASHANTI
187
198
197
385
108
132
140
240
1
Adjusted operating profit plus amortisation of mining assets less non-cash revenues.
2
Operating profit excluding unrealised non-hedge derivatives.

Development
Statistics are shown in metric units
Advance
Sampled
metres
metres
channel
gold
uranium
width cm
g/t
cm.g/t
kg/t
cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
3,880 484 116.4 18.34 2,135 0.94 109.33
"C" reef 21 - - - - - -
Kopanang Mine
Vaal reef
6,676 1,140 13.3 181.35 2,412 5.25 69.80
"C" reef - - - - - - -
Tau Lekoa Mine
Denny's Reef
- - - - - - -
Ventersdorp Contact reef 4,376 698 88.9 8.18 727 0.17 15.30
Moab Khotsong Mine
Vaal reef
3,049 86 99.8 17.36 1,733 - -
WEST WITS
TauTona Mine
Ventersdorp Contact reef
- - - - - - -
Carbon Leader reef 4,517 66 8.9 77.42 689 - -
Savuka Mine
Ventersdorp Contact reef
658 - - - - - -
Carbon Leader reef 866 250 29.5 48.24 1,423 0.02 0.64
Mponeng Mine
Ventersdorp Contact reef
4,641 904 100.1 26.37 2,640 - -
Statistics are shown in imperial units
Advance
Sampled
feet
feet
channel
gold
uranium
width inches
oz/t
ft.oz/t
lb/t
ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
12,729 1,588 45.83 0.53 2.04 1.88 7.18
"C" reef 69 - - - - - -
Kopanang Mine
Vaal reef
21,902 3,740 5.24 5.29 2.31 10.50 4.58
"C" reef - - - - - - -
Tau Lekoa Mine
Denny's Reef
- - - - - - -
Ventersdorp Contact reef 14,358 2,290 35.00 0.24 0.70 0.34 0.99
Moab Khotsong Mine
Vaal reef
10,005 282 39.29 0.51 1.67 - -
WEST WITS
TauTona Mine
Ventersdorp Contact reef
- - - - - - -
Carbon Leader reef 14,819 217 3.50 2.26 0.66 - -
Savuka Mine
Ventersdorp Contact reef
2,157 - - - - - -
Carbon Leader reef 2,842 820 11.61 1.41 1.36 0.04 0.04
Mponeng Mine
Ventersdorp Contact reef
15,227 2,966 39.41 0.77 2.53 - -
Quarter ended June 2004
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 105 99 104 204 1,125 1,069 1,118 2,194
Milled - 000 tonnes / - 000 tons 615 543 603 1,158 678 598 664 1,276
Yield - g / t / - oz / t 9.95 10.81 10.06 10.35 0.290 0.315 0.293 0.302
Gold produced - kg / - oz (000) 6,121 5,866 6,065 11,987 196 189 196 385
Gold sold - kg / - oz (000) 6,117 5,864 5,991 11,981 196 189 192 385
Price received - R / kg / - $ / oz - sold 82,152 91,817 90,534 86,882 389 423 364 406
Total cash costs
1
- R / - $ - ton milled 471 551 483 509 65 74 64 69
- R / kg / - $ / oz - produced 47,340 50,994 48,007 49,128 223 235 193 229
Total production costs
1
- R / kg / - $ / oz - produced 52,764 57,357 52,439 55,011 249 264 211 256
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 295 253 281 274 9.48 8.14 9.04 8.80
Actual - g / - oz 286 256 213 271 9.21 8.23 6.86 8.70
Target - m
2
/ - ft
2
4.80 4.34 4.16 4.56 51.63 46.67 44.81 49.10
Actual - m
2
/ - ft
2
4.89 4.33 3.65 4.60 52.63 46.62 39.32 49.52
FINANCIAL RESULTS (MILLION)
Gold income
481 502 518 983 73 74 67 147
Cost of sales 337 327 337 664 51 48 44 99
Cash operating costs 287 296 319 583 43 44 41 87
Other cash costs 3 3 3 6 1 - 1 1
Total cash costs 290 299 322 589 44 44 42 88
Retrenchment costs 3 7 1 10 1 1 - 2
Rehabilitation and other non-cash costs 6 8 3 14 1 1 1 2
Production costs 299 314 326 613 46 46 43 92
Amortisation of mining assets 24 22 16 46 4 3 2 7
Inventory change 14 (9) (5) 5 1 (1) (1) -
144 175 181 319 22 26 23 48
Realised non-hedge derivatives 22 36 25 58 4 5 4 9
Adjusted operating profit 166 211 206 377 26 31 27 57
Capital expenditure
1
65 49 66 114 10 7 9 17
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 121 112 117 233 1,301 1,210 1,261 2,511
Milled - 000 tonnes / - 000 tons 520 467 536 987 573 515 592 1,088
Yield - g / t / - oz / t 7.35 8.03 6.69 7.67 0.214 0.234 0.195 0.224
Gold produced - kg / - oz (000) 3,821 3,750 3,589 7,571 122 121 115 243
Gold sold - kg / - oz (000) 3,817 3,750 3,544 7,567 122 121 114 243
Price received - R / kg / - $ / oz - sold 82,361 91,497 90,635 86,888 390 422 364 406
Total cash costs
1
- R / - $ - ton milled 410 479 381 443 56 64 52 60
- R / kg / - $ / oz - produced 55,814 59,808 57,001 57,792 263 275 230 269
Total production costs
1
- R / kg / - $ / oz - produced 62,249 66,579 62,724 64,394 294 306 253 300
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 212 208 179 210 6.80 6.70 5.75 6.75
Actual - g / - oz 230 222 159 226 7.41 7.15 5.10 7.28
Target - m
2
/ - ft
2
6.71 6.53 5.47 6.62 72.23 70.27 58.87 71.25
Actual - m
2
/ - ft
2
7.29 6.67 5.17 6.97 78.42 71.77 55.68 75.07
FINANCIAL RESULTS (MILLION)
Gold income
300 322 307 622 45 48 40 93
Cost of sales 246 245 255 491 37 36 34 73
Cash operating costs 211 222 236 433 32 33 30 65
Other cash costs 3 2 3 5 1 - 1 1
Total cash costs 214 224 239 438 33 33 31 66
Retrenchment costs - 2 1 2 - - - -
Rehabilitation and other non-cash costs 4 4 2 8 - 1 - 1
Production costs 218 230 242 448 33 34 31 67
Amortisation of mining assets 20 20 11 40 3 3 2 6
Inventory change 8 (5) 2 3 1 (1) 1 -
54 77 52 131 8 12 6 20
Realised non-hedge derivatives 15 21 16 36 2 3 3 5
Adjusted operating profit 69 98 68 167 10 15 9 25
Capital expenditure
1
61 46 51 107 9 7 7 16
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 109 106 107 215 1,169 1,141 1,159 2,310
Milled - 000 tonnes / - 000 tons 602 574 606 1,176 664 633 667 1,297
Yield - g / t / - oz / t 4.17 3.65 4.20 3.91 0.122 0.106 0.122 0.114
Gold produced - kg / - oz (000) 2,509 2,095 2,539 4,604 81 67 82 148
Gold sold - kg / - oz (000) 2,506 2,095 2,510 4,601 81 67 81 148
Price received - R / kg / - $ / oz - sold 82,373 91,957 90,353 86,736 390 424 364 405
Total cash costs
1
- R / - $ - ton milled 279 293 256 285 38 40 33 39
- R / kg / - $ / oz - produced 67,030 79,795 60,939 72,839 316 367 245 339
Total production costs
1
- R / kg / - $ / oz - produced 78,451 92,080 66,387 84,653 370 423 267 394
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 221 213 181 217 7.12 6.84 5.81 6.98
Actual - g / - oz 201 173 174 187 6.46 5.55 5.61 6.01
Target - m
2
/ - ft
2
9.24 8.85 7.56 9.04 99.47 95.23 81.43 97.35
Actual - m
2
/ - ft
2
8.70 8.74 7.40 8.72 93.63 94.10 79.63 93.86
FINANCIAL RESULTS (MILLION)
Gold income
198 179 216 377 30 27 28 57
Cost of sales 201 195 181 396 30 29 23 59
Cash operating costs 166 166 170 332 25 25 22 50
Other cash costs 1 2 2 3 - - - -
Total cash costs 167 168 172 335 25 25 22 50
Retrenchment costs 1 1 - 2 - - - -
Rehabilitation and other non-cash costs 3 2 1 5 1 - - 1
Production costs 171 171 173 342 26 25 22 51
Amortisation of mining assets 27 21 8 48 3 4 1 7
Inventory change 3 3 - 6 1 - - 1
(3) (16) 35 (19) - (2) 5 (2)
Realised non-hedge derivatives 9 13 11 22 1 2 1 3
Adjusted operating profit 6 (3) 46 3 1 - 6 1
Capital expenditure
1
40 33 23 73 6 5 3 11
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,720 1,432 1,527 3,152 1,896 1,579 1,683 3,475
Yield - g / t / - oz / t 0.55 0.57 0.58 0.56 0.016 0.017 0.017 0.016
Gold produced - kg / - oz (000) 940 817 889 1,757 31 26 28 57
Gold sold - kg / - oz (000) 939 817 879 1,756 30 26 29 56
Price received - R / kg / - $ / oz - sold 82,425 90,785 90,435 86,313 391 418 364 404
Total cash costs - R / - $ - ton milled 27 31 29 29 4 4 3 4
- R / kg / - $ / oz - produced 49,274 54,911 50,220 51,895 232 253 202 242
Total production costs - R / kg / - $ / oz - produced 49,274 54,911 50,220 51,895 232 253 202 242
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 726 522 313 624 23.33 16.79 10.07 20.06
Actual - g / - oz 952 793 658 871 30.61 25.49 21.17 28.00
FINANCIAL RESULTS (MILLION)
Gold income
74 70 77 144 12 10 10 22
Cost of sales 44 45 44 89 7 7 6 14
Cash operating costs 46 45 45 91 7 7 6 14
Other cash costs - - - - - - - -
Total cash costs 46 45 45 91 7 7 6 14
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 46 45 45 91 7 7 6 14
Amortisation of mining assets - - - - - - - -
Inventory change (2) - (1) (2) - - - -
30 25 33 55 5 3 4 8
Realised non-hedge derivatives 3 4 3 7 - 1 - 1
Adjusted operating profit 33 29 36 62 5 4 4 9
Capital expenditure 20 4 - 24 3 1 - 4

South Africa
ERGO
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
ERGO
Rand / Metric
Dollar / Imperial
SURFACE AND DUMP RECLAMATION
Material treated
- 000 tonnes / - 000 tons 8,173 7,702 7,849 15,875 9,010 8,489 8,652 17,499
Yield - g / t / - oz / t 0.23 0.25 0.20 0.24 0.007 0.007 0.006 0.007
Gold produced - kg / - oz (000) 1,855 1,919 1,532 3,774 59 62 49 121
Gold sold - kg / - oz (000) 1,855 1,918 1,532 3,773 59 62 49 121
Price received - R / kg / - $ / oz - sold 81,990 91,379 87,223 86,764 389 422 351 406
Total cash costs - R / - $ - ton treated 19 20 17 19 3 3 2 3
- R / kg / - $ / oz - produced 82,869 80,908 87,137 81,872 391 372 351 382
Total production costs - R / kg / - $ / oz - produced 89,777 88,681 92,996 89,220 424 408 374 416
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 274 276 256 275 8.82 8.86 8.24 8.84
Actual - g / - oz 330 342 260 336 10.61 11.01 8.35 10.81
FINANCIAL RESULTS (MILLION)
Gold income
145 164 132 309 22 24 17 46
Cost of sales 166 168 141 334 25 25 19 50
Cash operating costs 153 155 133 308 23 23 18 46
Other cash costs 1 - - 1 - - - -
Total cash costs 154 155 133 309 23 23 18 46
Retrenchment costs - 1 - 1 - - - -
Rehabilitation and other non-cash costs 13 14 10 27 2 2 1 4
Production costs 167 170 143 337 25 25 19 50
Amortisation of mining assets - - (1) - - - - -
Inventory change (1) (2) (1) (3) - - - -
(21) (4) (9) (25) (3) (1) (2) (4)
Realised non-hedge derivatives 7 11 1 18 1 2 1 3
Adjusted operating profit (14) 7 (8) (7) (2) 1 (1) (1)
Capital expenditure - - - - - - - -

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 80 72 85 152 864 772 909 1,636
Milled - 000 tonnes / - 000 tons 419 382 438 801 462 421 483 883
Yield - g / t / - oz / t 7.80 8.47 9.07 8.11 0.227 0.247 0.265 0.237
Gold produced - kg / - oz (000) 3,266 3,234 3,976 6,500 105 104 128 209
Gold sold - kg / - oz (000) 3,263 3,233 3,926 6,496 105 104 126 209
Price received - R / kg / - $ / oz - sold 81,991 91,490 88,844 86,719 388 421 358 405
Total cash costs
1
- R / - $ - ton milled 534 578 492 555 74 76 62 75
- R / kg / - $ / oz - produced 68,486 68,287 54,200 68,387 323 314 218 319
Total production costs
1
- R / kg / - $ / oz - produced 81,698 80,825 64,091 81,264 386 372 258 379
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 232 223 189 227 7.45 7.17 6.08 7.31
Actual - g / - oz 231 227 245 229 7.44 7.29 7.87 7.36
Target - m
2
/ - ft
2
5.66 5.04 4.67 5.35 60.90 54.25 50.31 57.59
Actual - m
2
/ - ft
2
5.68 5.03 5.19 5.35 61.18 54.13 55.91 57.64
FINANCIAL RESULTS (MILLION)
Gold income
256 278 337 534 39 41 43 80
Cost of sales 268 257 257 525 41 38 33 79
Cash operating costs 222 219 228 441 33 33 30 66
Other cash costs 2 2 2 4 - - - -
Total cash costs 224 221 230 445 33 33 30 66
Retrenchment costs 1 1 1 2 - - - -
Rehabilitation and other non-cash costs 1 2 - 3 1 - - 1
Production costs 226 224 231 450 34 33 30 67
Amortisation of mining assets 40 38 33 78 6 6 4 12
Inventory change 2 (5) (7) (3) 1 (1) (1) -
(12) 21 80 9 (2) 3 10 1
Realised non-hedge derivatives 11 18 11 29 2 3 2 5
Adjusted operating profit (1) 39 91 38 - 6 12 6
Capital expenditure
1
98 89 110 187 15 13 14 28
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 40 39 38 79 424 422 410 846
Milled - 000 tonnes / - 000 tons 198 185 264 383 218 204 291 422
Yield - g / t / - oz / t 5.87 5.94 6.27 5.90 0.171 0.173 0.183 0.172
Gold produced - kg / - oz (000) 1,162 1,099 1,653 2,261 38 35 53 73
Gold sold - kg / - oz (000) 1,161 1,098 1,629 2,259 38 35 52 73
Price received - R / kg / - $ / oz - sold 81,915 91,858 89,080 86,750 388 423 358 405
Total cash costs
1
- R / - $ - ton milled 575 577 557 579 79 77 70 79
- R / kg / - $ / oz - produced 97,928 98,153 88,835 98,037 462 451 358 457
Total production costs
1
- R / kg / - $ / oz - produced 115,465 122,819 97,174 119,041 545 564 391 555
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 136 138 125 137 4.36 4.43 4.01 4.39
Actual - g / - oz 123 111 116 117 3.97 3.56 3.73 3.76
Target - m
2
/ - ft
2
4.64 4.27 4.18 4.46 49.96 45.98 44.94 47.97
Actual - m
2
/ - ft
2
4.18 3.95 2.68 4.56 45.00 42.56 28.81 43.75
FINANCIAL RESULTS (MILLION)
Gold income
91 94 140 185 14 14 19 28
Cost of sales 136 131 163 267 21 19 21 40
Cash operating costs 113 106 156 219 17 16 20 33
Other cash costs 2 1 2 3 - - - -
Total cash costs 115 107 158 222 17 16 20 33
Retrenchment costs 1 8 1 9 - 1 - 1
Rehabilitation and other non-cash costs 6 5 1 11 1 1 - 2
Production costs 122 120 160 242 18 18 20 36
Amortisation of mining assets 13 14 4 27 3 1 1 4
Inventory change 1 (3) (1) (2) - - - -
(45) (37) (23) (82) (7) (5) (2) (12)
Realised non-hedge derivatives 4 7 7 11 - 1 - 1
Adjusted operating profit (41) (30) (16) (71) (7) (4) (2) (11)
Capital expenditure
1
15 14 26 29 2 2 3 4
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 69 70 73 139 736 756 792 1,492
Milled - 000 tonnes / - 000 tons 419 375 421 794 462 413 464 875
Yield - g / t / - oz / t 10.88 12.17 11.93 11.49 0.317 0.355 0.348 0.335
Gold produced - kg / - oz (000) 4,559 4,558 5,024 9,117 147 146 161 293
Gold sold - kg / - oz (000) 4,555 4,557 4,955 9,112 146 147 159 293
Price received - R / kg / - $ / oz - sold 82,055 91,932 88,645 86,995 389 424 357 406
Total cash costs
1
- R / - $ - ton milled 529 587 493 556 73 78 65 76
- R / kg / - $ / oz - produced 48,572 48,283 41,299 48,428 229 222 166 226
Total production costs
1
- R / kg / - $ / oz - produced 61,076 60,523 48,806 60,800 289 278 196 284
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 338 328 298 333 10.87 10.54 9.59 10.70
Actual - g / - oz 324 315 298 319 10.41 10.11 9.59 10.26
Target - m
2
/ - ft
2
5.15 4.94 4.55 5.04 55.46 53.15 49.03 54.29
Actual - m
2
/ - ft
2
4.85 4.85 4.37 4.85 52.20 52.20 47.02 52.20
FINANCIAL RESULTS (MILLION)
Gold income
357 391 423 748 54 58 55 112
Cost of sales 286 265 244 551 44 39 32 83
Cash operating costs 219 218 229 437 33 32 29 65
Other cash costs 3 2 2 5 1 - 1 1
Total cash costs 222 220 231 442 34 32 30 66
Retrenchment costs - 5 1 5 - 1 - 1
Rehabilitation and other non-cash costs 2 4 1 6 - 1 - 1
Production costs 224 229 233 453 34 34 30 68
Amortisation of mining assets 54 47 12 101 8 7 2 15
Inventory change 8 (11) (1) (3) 2 (2) - -
71 126 179 197 10 19 23 29
Realised non-hedge derivatives 16 28 16 44 3 4 2 7
Adjusted operating profit 87 154 195 241 13 23 25 36
Capital expenditure
1
101 66 55 167 15 10 7 25
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Argentina
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
CERRO VANGUARDIA - Attributable 92.50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,386 3,923 4,153 8,309 4,834 4,325 4,577 9,159
Treated - 000 tonnes / - 000 tons 227 189 227 416 250 208 251 458
Stripping ratio - t (mined total - mined ore) / t mined ore 19.05 19.24 19.23 19.14 19.05 19.24 19.23 19.14
Yield - g / t / - oz / t 6.39 5.81 6.70 6.13 0.186 0.169 0.196 0.179
Gold in ore - kg / - oz (000) 1,524 1,110 1,593 2,634 49 36 51 85
Gold produced - kg / - oz (000) 1,449 1,097 1,524 2,546 47 35 49 82
Gold sold - kg / - oz (000) 1,438 1,215 1,605 2,653 46 39 51 85
Price received - R / kg / - $ / oz - sold 76,430 80,058 85,207 78,092 361 367 343 364
Total cash costs - R / kg / - $ / oz - produced 39,673 42,188 37,753 39,861 187 184 152 186
Total production costs - R / kg / - $ / oz - produced 68,938 73,323 67,966 70,860 325 337 274 330
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 962 727 1,613 843 30.94 23.36 51.85 27.11
Actual - g / - oz 814 628 1,052 722 26.18 20.21 33.83 23.22
FINANCIAL RESULTS (MILLION)
Gold income
120 106 143 226 19 15 19 34
Cost of sales 105 83 104 188 16 12 13 28
Cash operating costs 48 34 46 82 7 5 6 12
Other cash costs 10 10 11 20 1 2 1 3
Total cash costs 58 44 57 102 8 7 7 15
Rehabilitation and other non-cash costs 1 - 1 1 - - - -
Production costs 59 44 58 103 8 7 7 15
Amortisation of mining assets 42 36 45 78 7 5 6 12
Inventory change 4 3 1 7 1 - - 1
15 23 39 38 3 3 6 6
Realised non-hedge derivatives (1) (1) 3 (2) - - - -
Adjusted operating profit 14 22 42 36 3 3 6 6
Capital expenditure 25 14 17 39 4 2 2 6

Australia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,171 4,011 5,583 8,182 5,454 5,247 7,303 10,701
Treated - 000 tonnes / - 000 tons 866 948 879 1,814 955 1,045 969 2,000
Stripping ratio - t (mined total - mined ore) / t mined ore 8.94 14.40 17.24 11.02 8.94 14.40 17.24 11.02
Yield - g / t / - oz / t 3.47 2.84 2.97 3.14 0.101 0.083 0.087 0.092
Gold produced - kg / - oz (000) 3,008 2,693 2,613 5,701 97 87 84 184
Gold sold - kg / - oz (000) 3,010 2,695 2,797 5,705 97 87 90 184
Price received - R / kg / - $ / oz - sold 88,462 103,623 91,104 95,624 422 480 366 449
Total cash costs - R / kg / - $ / oz - produced 53,942 59,584 60,712 56,608 255 274 244 264
Total production costs - R / kg / - $ / oz - produced 67,013 74,051 78,480 70,338 317 341 315 328
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,552 2,150 3,056 2,351 82.03 69.12 98.24 75.58
Actual - g / - oz 2,827 2,526 2,782 2,676 90.88 81.22 89.44 86.04
FINANCIAL RESULTS (MILLION)
Gold income
273 246 255 519 41 37 33 78
Cost of sales 148 207 207 355 22 31 27 53
Cash operating costs 156 155 152 311 24 23 20 47
Other cash costs 6 6 6 12 1 1 1 2
Total cash costs 162 161 158 323 25 24 21 49
Rehabilitation and other non-cash costs 2 2 2 4 - - - -
Production costs 164 163 160 327 25 24 21 49
Amortisation of mining assets 37 37 44 74 5 6 6 11
Inventory change (53) 7 3 (46) (8) 1 - (7)
125 39 48 164 19 6 6 25
Realised non-hedge derivatives (6) 33 (1) 27 (1) 5 - 4
Adjusted operating profit 119 72 47 191 18 11 6 29
Capital expenditure 43 39 20 82 6 6 3 12

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
ANGLOGOLD ASHANTI BRAZIL
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 220 185 231 405 242 204 255 446
Treated - 000 tonnes / - 000 tons 214 189 235 403 236 208 258 444
Yield - g / t / - oz / t 7.91 7.77 6.69 7.85 0.231 0.227 0.195 0.229
Gold in ore - kg / - oz (000) 1,880 1,580 1,686 3,460 60 51 54 111
Gold produced - kg / - oz (000) 1,694 1,468 1,569 3,162 55 47 50 102
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 28 47 262 75 31 52 289 83
Treated - 000 tonnes / - 000 tons 23 17 18 40 26 18 20 44
Stripping ratio - t (mined total - mined ore) / t mined ore 0.23 1.72 13.52 0.87 0.23 1.72 13.52 0.87
Yield - g / t / - oz / t 3.54 3.97 3.35 3.72 0.103 0.116 0.098 0.108
Gold in ore - kg / - oz (000) 77 71 63 148 3 2 2 5
Gold produced - kg / - oz (000) 83 66 61 149 3 2 2 5
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 638 209 1 143 847 704 230 1,259 934
Placed
1
- 000 tonnes / - 000 tons 46 20 32 66 51 22 36 73
Stripping ratio - t (mined total - mined ore) / t mined ore 12.93 8.81 34.40 11.62 12.93 8.81 34.40 11.62
Yield
2
- g / t / - oz / t 4.45 3.71 2.72 4.23 0.130 0.108 0.079 0.123
Gold placed
3
- kg / - oz (000) 204 76 88 280 7 2 3 9
Gold produced - kg / - oz (000) 226 100 92 326 7 3 3 10
TOTAL Yield
4
- g / t / - oz / t 7.48 7.47 6.46 7.47 0.218 0.218 0.188 0.218
Gold produced - kg / - oz (000) 2,003 1,634 1,722 3,637 65 52 55 117
Gold sold - kg / - oz (000) 2,014 1,645 1,763 3,659 65 53 57 118
Price received - R / kg / - $ / oz - sold 83,520 76,267 88,835 80,258 393 350 357 374
Total cash costs - R / kg / - $ / oz - produced 27,300 30,240 35,631 28,620 129 139 143 133
Total production costs - R / kg / - $ / oz - produced 37,993 42,576 50,421 40,051 179 196 203 187
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 576 505 427 540 18.53 16.23 13.74 17.38
Actual - g / - oz 640 521 443 581 20.58 16.76 14.24 18.67
FINANCIAL RESULTS (MILLION)
Gold income
150 130 152 280 23 19 20 42
Cost of sales 76 70 85 146 12 10 11 22
Cash operating costs 53 48 60 101 8 7 8 15
Other cash costs 2 1 1 3 1 - - 1
Total cash costs 55 49 61 104 9 7 8 16
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 55 49 61 104 9 7 8 16
Amortisation of mining assets 21 20 24 41 3 3 3 6
Inventory change - 1 - 1 - - - -
74 60 67 134 11 9 9 20
Realised non-hedge derivatives 18 (5) 3 13 3 (1) - 2
Adjusted operating profit 92 55 70 147 14 8 9 22
Capital expenditure 55 34 43 89 8 5 5 13
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 92 94 92 186 101 104 102 205
Treated - 000 tonnes / - 000 tons 92 92 95 184 102 101 104 203
Yield - g / t / - oz / t 7.87 7.65 7.94 7.76 0.230 0.223 0.232 0.226
Gold in ore - kg / - oz (000) 765 734 775 1,499 24 24 25 48
Gold produced - kg / - oz (000) 729 700 749 1,429 23 23 24 46
Gold sold - kg / - oz (000) 689 727 778 1,416 22 23 25 45
Price received - R / kg / - $ / oz - sold 83,035 74,158 88,972 78,478 391 343 357 367
Total cash costs - R / kg / - $ / oz - produced 26,504 28,127 25,756 27,299 125 130 104 127
Total production costs - R / kg / - $ / oz - produced 35,340 38,096 39,655 36,690 167 175 160 171
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 839 815 889 827 26.96 26.20 28.60 26.58
Actual - g / - oz 861 840 957 850 27.67 26.99 30.78 27.34
FINANCIAL RESULTS (MILLION)
Gold income
51 55 67 106 8 8 8 16
Cost of sales 24 28 30 52 4 4 4 8
Cash operating costs 19 19 18 38 3 3 2 6
Other cash costs - 1 - 1 - - - -
Total cash costs 19 20 18 39 3 3 2 6
Rehabilitation and other non-cash costs - - 1 - - - - -
Production costs 19 20 19 39 3 3 2 6
Amortisation of mining assets 6 7 10 13 1 1 2 2
Inventory change (1) 1 1 - - - - -
27 27 37 54 4 4 4 8
Realised non-hedge derivatives 6 (1) 2 5 1 - 1 1
Adjusted operating profit 33 26 39 59 5 4 5 9
Capital expenditure 9 5 6 14 1 1 1 2

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
BIBIANI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 2 - - 2 2 - - 2
Treated - 000 tonnes / - 000 tons 2 - - 2 2 - - 2
Yield - g / t / - oz / t 3.28 - - 3.28 0.096 - - 0.096
Gold in ore - kg / - oz (000) 6 - - 6 - - - -
Gold produced - kg / - oz (000) 5 - - 5 - - - -
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 729 - - 729 804 - - 804
Treated - 000 tonnes / - 000 tons 440 - - 440 485 - - 485
Stripping ratio - t (mined total - mined ore) / t mined ore 2.83 - - 2.83 2.83 - - 2.83
Yield - g / t / - oz / t 1.78 - - 1.78 0.052 - - 0.052
Gold in ore - kg / - oz (000) 522 - - 522 17 - - 17
Gold produced - kg / - oz (000) 783 - - 783 25 - - 25
TOTAL Yield
- g / t / - oz / t 1.79 - - 1.79 0.052 - - 0.052
Gold produced - kg / - oz (000) 788 - - 788 25 - - 25
Gold sold - kg / - oz (000) 788 - - 788 25 - - 25
Price received - R / kg / - $ / oz - sold 82,555 - - 82,555 391 - - 391
Total cash costs - R / kg / - $ / oz - produced 50,177 - - 50,177 237 - - 237
Total production costs - R / kg / - $ / oz - produced 75,617 - - 75,617 358 - - 358
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,244 - - 1,244 40.00 - - 40.00
Actual - g / - oz 1,024 - - 1,024 32.92 - - 32.92
FINANCIAL RESULTS (MILLION)
Gold income
66 - - 66 10 - - 10
Cost of sales 65 - - 65 10 - - 10
Cash operating costs 36 - - 36 6 - - 6
Other cash costs 3 - - 3 - - - -
Total cash costs 39 - - 39 6 - - 6
Rehabilitation and other non-cash costs 1 - - 1 - - - -
Production costs 40 - - 40 6 - - 6
Amortisation of mining assets 20 - - 20 3 - - 3
Inventory change 5 - - 5 1 - - 1
1 - - 1 - - - -
Realised non-hedge derivatives (1) - - (1) - - - -
Adjusted operating profit - - - - - - - -
Capital expenditure 13 - - 13 2 - - 2

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
IDUAPRIEM - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 3,315 - - 3,315 3,655 - - 3,655
Treated - 000 tonnes / - 000 tons 542 - - 542 597 - - 597
Stripping ratio - t (mined total - mined ore) / t mined ore 4.80 - - 4.80 4.80 - - 4.80
Yield - g / t / - oz / t 1.48 - - 1.48 0.043 - - 0.043
Gold in ore - kg / - oz (000) 1,019 - - 1,019 33 - - 33
Gold produced - kg / - oz (000) 802 - - 802 26 - - 26
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 23 - - 23 26 - - 26
Placed
1
- 000 tonnes / - 000 tons 9 - - 9 10 - - 10
Gold produced - kg / - oz (000) 36 - - 36 1 - - 1
TOTAL Yield
2
- g / t / - oz / t 1.48 - - 1.48 0.043 - - 0.043
Gold produced - kg / - oz (000) 838 - - 838 27 - - 27
Gold sold - kg / - oz (000) 845 - - 845 27 - - 27
Price received - R / kg / - $ / oz - sold 84,757 - - 84,757 400 - - 400
Total cash costs - R / kg / - $ / oz - produced 65,545 - - 65,545 309 - - 309
Total production costs - R / kg / - $ / oz - produced 84,258 - - 84,258 397 - - 397
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 807 - - 807 25.96 - - 25.96
Actual - g / - oz 609 - - 609 19.59 - - 19.59
FINANCIAL RESULTS (MILLION)
Gold income
75 - - 75 11 - - 11
Cost of sales 70 - - 70 10 - - 10
Cash operating costs 51 - - 51 8 - - 8
Other cash costs 4 - - 4 - - - -
Total cash costs 55 - - 55 8 - - 8
Rehabilitation and other non-cash costs 1 - - 1 - - - -
Production costs 56 - - 56 8 - - 8
Amortisation of mining assets 15 - - 15 2 - - 2
Inventory change (1) - - (1) - - - -
5 - - 5 1 - - 1
Realised non-hedge derivatives (3) - - (3) (1) - - (1)
Adjusted operating profit 2 - - 2 - - - -
Capital expenditure 3 - - 3 1 - - 1
1
Tonnes / Tons placed onto leach pad.
2
Total yield excludes the heap leach operation

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
OBUASI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 330 - - 330 363 - - 363
Treated - 000 tonnes / - 000 tons 344 - - 344 379 - - 379
Yield - g / t / - oz / t 5.39 - - 5.39 0.157 - - 0.157
Gold in ore - kg / - oz (000) 2,305 - - 2,305 74 - - 74
Gold produced - kg / - oz (000) 1,852 - - 1,852 60 - - 60
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 247 - - 247 272 - - 272
Yield - g / t / - oz / t 0.68 - - 0.68 0.020 - - 0.020
Gold produced - kg / - oz (000) 168 - - 168 5 - - 5
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 583 - - 583 643 - - 643
Treated - 000 tonnes / - 000 tons 99 - - 99 109 - - 109
Stripping ratio - t (mined total - mined ore) / t mined ore 6.93 - - 6.93 6.93 - - 6.93
Yield - g / t / - oz / t 1.76 - - 1.76 0.051 - - 0.051
Gold in ore - kg / - oz (000) 354 - - 354 11 - - 11
Gold produced - kg / - oz (000) 175 - - 175 6 - - 6
TOTAL Yield
- g / t / - oz / t 3.18 - - 3.18 0.093 - - 0.093
Gold produced - kg / - oz (000) 2,194 - - 2,194 71 - - 71
Gold sold - kg / - oz (000) 2,167 - - 2,167 70 - - 70
Price received - R / kg / - $ / oz - sold 84,892 - - 84,892 400 - - 400
Total cash costs - R / kg / - $ / oz - produced 61,905 - - 61,905 292 - - 292
Total production costs - R / kg / - $ / oz - produced 86,944 - - 86,944 410 - - 410
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 238 - - 238 7.65 - - 7.65
Actual - g / - oz 210 - - 210 6.75 - - 6.75
FINANCIAL RESULTS (MILLION)
Gold income
192 - - 192 29 - - 29
Cost of sales 186 - - 186 28 - - 28
Cash operating costs 127 - - 127 20 - - 20
Other cash costs 9 - - 9 1 - - 1
Total cash costs 136 - - 136 21 - - 21
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 136 - - 136 21 - - 21
Amortisation of mining assets 55 - - 55 8 - - 8
Inventory change (5) - - (5) (1) - - (1)
6 - - 6 1 - - 1
Realised non-hedge derivatives (8) - - (8) (1) - - (1)
Adjusted operating profit (2) - - (2) - - - -
Capital expenditure 48 - - 48 7 - - 7

Guinea
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
SIGUIRI - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1 029 - - 1 029 1,135 - - 1,135
Placed
1
- 000 tonnes / - 000 tons 593 - - 593 653 - - 653
Stripping ratio - t (mined total - mined ore) / t mined ore 0.46 - - 0.46 0.46 - - 0.46
Yield
2
- g / t / - oz / t 1.12 - - 1.12 0.033 - - 0.033
Gold placed
3
- kg / - oz (000) 663 - - 663 21 - - 21
Gold produced - kg / - oz (000) 535 - - 535 17 - - 17
Gold sold - kg / - oz (000) - - - - - - - -
Price received - R / kg / - $ / oz - sold - - - - - - - -
Total cash costs - R / kg / - $ / oz - produced 82,013 - - 82,013 386 - - 386
Total production costs - R / kg / - $ / oz - produced 109,599 - - 109,599 516 - - 516
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 566 - - 566 18.21 - - 18.21
Actual - g / - oz 273 - - 273 8.78 - - 8.78
FINANCIAL RESULTS (MILLION)
Gold income
- - - - - - - -
Cost of sales 9 - - 9 1 - - 1
Cash operating costs 42 - - 42 7 - - 7
Other cash costs 2 - - 2 - - - -
Total cash costs 44 - - 44 7 - - 7
Rehabilitation and other non-cash costs 3 - - 3 - - - -
Production costs 47 - - 47 7 - - 7
Amortisation of mining assets 11 - - 11 2 - - 2
Inventory change (49) - - (49) (8) - - (8)
(9) - - (9) (1) - - (1)
Realised non-hedge derivatives (4) - - (4) (1) - - (1)
Adjusted operating profit (13) - - (13) (2) - - (2)
Capital expenditure 94 - - 94 14 - - 14
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 786 994 827 1,780 1,028 1,300 1,083 2,328
Mined - 000 tonnes / - 000 tons 2,175 2,696 2,131 4,871 2,397 2,972 2,350 5,369
Treated - 000 tonnes / - 000 tons 346 318 308 664 382 350 340 732
Stripping ratio - t (mined total - mined ore) / t mined ore 4.11 5.59 3.19 4.84 4.11 5.59 3.19 4.84
Yield - g / t / - oz / t 3.06 4.19 9.54 3.60 0.089 0.122 0.278 0.105
Gold produced - kg / - oz (000) 1,058 1,332 2,942 2,390 34 43 95 77
Gold sold - kg / - oz (000) 1,089 1,287 3,005 2,376 35 41 97 76
Price received - R / kg / - $ / oz - sold 74,061 81,026 84,164 77,833 353 374 337 365
Total cash costs - R / kg / - $ / oz - produced 50,383 34,345 23,387 41,445 238 158 94 194
Total production costs - R / kg / - $ / oz - produced 72,640 54,949 38,758 62,781 344 253 156 293
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,302 2,281 3,863 2,291 74.02 73.33 124.18 73.67
Actual - g / - oz 1,353 1,822 4,282 1,580 43.51 58.59 137.67 50.79
FINANCIAL RESULTS (MILLION)
Gold income
79 103 253 182 12 15 32 27
Cost of sales 78 69 115 147 12 10 15 22
Cash operating costs 48 38 51 86 7 6 6 13
Other cash costs 6 7 18 13 1 1 3 2
Total cash costs 54 45 69 99 8 7 9 15
Rehabilitation and other non-cash costs 1 2 - 3 - - - -
Production costs 55 47 69 102 8 7 9 15
Amortisation of mining assets 22 26 45 48 3 4 6 7
Inventory change 1 (4) 1 (3) 1 (1) - -
1 34 138 35 - 5 17 5
Realised non-hedge derivatives 2 1 - 3 1 - - 1
Adjusted operating profit 3 35 138 38 1 5 17 6
Capital expenditure 1 3 9 4 1 - 1 1

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 751 819 966 1,570 981 1,072 1,263 2,053
Mined - 000 tonnes / - 000 tons 1,386 1,545 1,840 2,931 1,528 1,703 2,028 3,231
Treated - 000 tonnes / - 000 tons 493 439 491 932 543 484 541 1,027
Stripping ratio - t (mined total - mined ore) / t mined ore 1.17 1.31 1.70 1.24 1.17 1.31 1.70 1.24
Yield - g / t / - oz / t 2.82 3.15 2.52 2.97 0.082 0.092 0.074 0.087
Gold produced - kg / - oz (000) 1,386 1,385 1,237 2,771 44 45 39 89
Gold sold - kg / - oz (000) 1,375 1,394 1,193 2,769 44 45 39 89
Price received - R / kg / - $ / oz - sold 82,614 88,501 86,457 85,578 392 408 347 400
Total cash costs - R / kg / - $ / oz - produced 49,087 46,977 52,990 48,033 232 216 213 224
Total production costs - R / kg / - $ / oz - produced 61,607 59,859 68,618 60,734 291 276 276 283
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,676 2,061 2,115 1,869 53.89 66.28 68.01 60.08
Actual - g / - oz 1,967 1,907 1,808 1,936 63.24 61.30 58.12 62.26
FINANCIAL RESULTS (MILLION)
Gold income
115 123 103 238 18 18 14 36
Cost of sales 86 82 82 168 14 12 11 26
Cash operating costs 60 56 58 116 10 8 8 18
Other cash costs 8 9 7 17 1 1 1 2
Total cash costs 68 65 65 133 11 9 9 20
Rehabilitation and other non-cash costs 1 1 1 2 1 0 0 1
Production costs 69 66 66 135 12 9 9 21
Amortisation of mining assets 16 17 19 33 2 3 3 5
Inventory change 1 (1) (3) - - - (1) -
29 41 21 70 4 6 3 10
Realised non-hedge derivatives (1) - - (1) - - - -
Adjusted operating profit 28 41 21 69 4 6 3 10
Capital expenditure 12 8 6 20 2 1 1 3

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons 1,985 2,967 1,782 4,952 2,187 3,271 1,965 5,458
Placed
1
- 000 tonnes / - 000 tons 303 258 278 561 334 284 307 618
Stripping ratio - t (mined total - mined ore) / t mined ore 4.91 6.70 7.18 5.87 4.91 6.70 7.18 5.87
Yield
2
- g / t / - oz / t 3.61 3.58 3.82 3.60 0.105 0.104 0.112 0.105
Gold placed
3
- kg / - oz (000) 1,094 922 1,064 2,016 35 30 34 65
Gold produced - kg / - oz (000) 769 635 931 1,404 25 20 30 45
Gold sold - kg / - oz (000) 880 566 878 1,446 28 18 28 46
Price received - R / kg / - $ / oz - sold 83,553 87,528 86,232 85,110 395 405 346 399
Total cash costs - R / kg / - $ / oz - produced 50,423 59,557 49,406 54,553 238 274 198 255
Total production costs - R / kg / - $ / oz - produced 62,370 73,064 61,318 67,205 295 338 246 314
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,044 937 1,667 991 33.58 30.13 53.60 31.86
Actual - g / - oz 914 730 1 383 820 29.38 23.47 44.46 26.38
FINANCIAL RESULTS (MILLION)
Gold income
73 50 76 123 12 7 9 19
Cost of sales 56 43 55 99 9 6 7 15
Cash operating costs 34 34 41 68 5 5 5 10
Other cash costs 5 4 5 9 - 1 - 1
Total cash costs 39 38 46 77 5 6 5 11
Rehabilitation and other non-cash costs 1 1 1 2 1 - - 1
Production costs 40 39 47 79 6 6 5 12
Amortisation of mining assets 8 7 11 15 1 1 2 2
Inventory change 8 (3) (3) 5 2 (1) - 1
17 7 21 24 3 1 2 4
Realised non-hedge derivatives - - - - - - - -
Adjusted operating profit 17 7 21 24 3 1 2 4
Capital expenditure 5 6 14 11 1 1 2 2
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.

Namibia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 15 - 360 15 19 - 471 19
Mined - 000 tonnes / - 000 tons 39 1 974 40 43 1 1,074 44
Treated - 000 tonnes / - 000 tons 345 299 344 644 381 329 380 710
Stripping ratio - t (mined total - mined ore) / t mined ore 0.33 - 0.69 0.35 0.33 - 0.69 0.35
Yield - g / t / - oz / t 1.46 1.54 1.90 1.50 0.042 0.045 0.056 0.044
Gold produced - kg / - oz (000) 503 460 657 963 16 15 21 31
Gold sold - kg / - oz (000) 538 460 657 998 17 15 21 32
Price received - R / kg / - $ / oz - sold 83,549 87,867 85,900 85,538 396 406 346 400
Total cash costs - R / kg / - $ / oz - produced 67,876 65,487 54,756 66,734 320 302 220 312
Total production costs - R / kg / - $ / oz - produced 76,372 70,177 57,533 73,412 360 324 231 343
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 405 521 626 463 13.02 16.76 20.12 14.89
Actual - g / - oz 783 732 634 758 25.19 23.52 20.40 24.36
FINANCIAL RESULTS (MILLION)
Gold income
44 41 56 85 7 6 8 13
Cost of sales 39 33 40 72 6 5 6 11
Cash operating costs 34 30 35 64 6 4 5 10
Other cash costs - - 1 - - - - -
Total cash costs 34 30 36 64 6 4 5 10
Rehabilitation and other non-cash costs - 1 - 1 (1) 1 - -
Production costs 34 31 36 65 5 5 5 10
Amortisation of mining assets 4 2 2 6 1 - 1 1
Inventory change 1 - 2 1 - - - -
5 8 16 13 1 1 2 2
Realised non-hedge derivatives - - - - - - - -
Adjusted operating profit 5 8 16 13 1 1 2 2
Capital expenditure 101 4 6 105 15 1 - 16

USA
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 13,885 14,434 10,189 28,319 15,305 15,911 11,232 31,216
Placed
1
- 000 tonnes / - 000 tons 4,722 4,432 4,365 9,154 5,206 4,885 4,811 10,091
Stripping ratio - t (mined total - mined ore) / t mined ore 2.14 2.13 1.54 2.13 2.14 2.13 1.54 2.13
Yield
2
- g / t / - oz / t 0.59 0.67 0.72 0.63 0.017 0.020 0.021 0.018
Gold placed
3
- kg / - oz (000) 2,795 2,972 3,157 5,767 89 96 102 185
Gold produced - kg / - oz (000) 2,373 2,237 2,433 4,610 76 72 78 148
Gold sold - kg / - oz (000) 2,375 2,306 2,433 4,681 76 74 78 150
Price received - R / kg / - $ / oz - sold 68,941 65,879 85,559 67,433 327 302 344 315
Total cash costs
4
- R / kg / - $ / oz - produced 44,081 45,307 46,736 44,676 208 208 188 208
Total production costs - R / kg / - $ / oz - produced 57,610 64,726 77,817 61,064 272 297 313 284
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,857 2,696 2,488 2,777 91.85 86.69 80.00 89.27
Actual - g / - oz 2,513 2,383 2,447 2,448 80.80 76.60 78.68 78.71
FINANCIAL RESULTS (MILLION)
Gold income
167 153 205 320 25 23 27 48
Cost of sales 137 145 189 282 20 22 25 42
Cash operating costs 127 129 142 256 19 19 18 38
Other cash costs 4 5 5 9 - 1 - 1
Total cash costs 131 134 147 265 19 20 18 39
Rehabilitation and other non-cash costs (7) (7) (6) (14) (1) (1) - (2)
Production costs 124 127 141 251 18 19 18 37
Amortisation of mining assets 60 74 82 134 9 11 11 20
Inventory change (47) (56) (34) (103) (7) (8) (4) (15)
30 8 16 38 5 1 2 6
Realised non-hedge derivatives (3) (1) 3 (4) (1) - 1 (1)
Adjusted operating profit 27 7 19 34 4 1 3 5
Capital expenditure 18 16 63 34 3 2 8 5
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.

Tanzania
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
GEITA - Attributable 100% May 2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,367 3,036 2,957 7,402 5,677 3,971 3,868 9,648
Mined - 000 tonnes / - 000 tons 11,236 7,792 7,849 19,028 12,386 8,589 8,651 20,975
Treated - 000 tonnes / - 000 tons 1,253 721 747 1,974 1,382 794 823 2,176
Stripping ratio - t (mined total - mined ore) / t mined ore 6.60 10.53 10.93 7.83 6.60 10.53 10.93 7.83
Yield - g / t / - oz / t 3.46 4.02 2.58 3.66 0.101 0.117 0.075 0.107
Gold produced - kg / - oz (000) 4,339 2,895 1,925 7,234 140 93 62 233
Gold sold - kg / - oz (000) 3,949 2,895 1,925 6,844 127 93 62 220
Price received - R / kg / - $ / oz - sold 76,043 75,103 76,380 75,646 357 347 307 352
Total cash costs - R / kg / - $ / oz - produced 48,015 41,193 57,231 45,284 226 190 230 212
Total production costs - R / kg / - $ / oz - produced 64,139 51,075 66,274 58,910 302 235 267 275
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,187 1,360 1,342 1,251 38.18 43.71 43.13 40.21
Actual - g / - oz 1,159 1,333 934 1,223 37.26 42.85 30.03 39.31
FINANCIAL RESULTS (MILLION)
Gold income
299 216 145 515 45 32 19 77
Cost of sales 256 146 126 402 38 22 17 60
Cash operating costs 193 109 103 302 29 16 13 45
Other cash costs 16 10 7 26 2 2 1 4
Total cash costs 209 119 110 328 31 18 14 49
Rehabilitation and other non-cash costs 2 1 1 3 1 - 1 1
Production costs 211 120 111 331 32 18 15 50
Amortisation of mining assets 68 28 16 96 10 4 2 14
Inventory change (23) (2) (1) (25) (4) - - (4)
43 70 19 113 7 10 2 17
Realised non-hedge derivatives 2 3 2 5 1 - 1 1
Adjusted operating profit 45 73 21 118 8 10 3 18
Capital expenditure 19 6 17 25 3 1 2 4

Zimbabwe
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
to date
ended
ended
ended
to date
June
March
June
June
June
March
June
June
2004
2004
2003
2004
2004
2004
2003
2004
FREDA-REBECCA
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 45 - - 45 50 - - 50
Treated - 000 tonnes / - 000 tons 45 - - 45 50 - - 50
Yield - g / t / - oz / t 1.68 - - 1.68 0.049 - - 0.049
Gold in ore - kg / - oz (000) 92 - - 92 3 - - 3
Gold produced - kg / - oz (000) 77 - - 77 2 - - 2
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 60 - - 60 67 - - 67
Treated - 000 tonnes / - 000 tons 33 - - 33 36 - - 36
Stripping ratio - t (mined total - mined ore) / t mined ore 0.84 - - 0.84 0.84 - - 0.84
Yield - g / t / - oz / t 1.48 - - 1.48 0.043 - - 0.043
Gold in ore - kg / - oz (000) 70 - - 70 2 - - 2
Gold produced - kg / - oz (000) 49 - - 49 2 - - 2
TOTAL Yield
- g / t / - oz / t 1.60 - - 1.60 0.047 - - 0.047
Gold produced - kg / - oz (000) 125 - - 125 4 - - 4
Gold sold - kg / - oz (000) 125 - - 125 4 - - 4
Price received - R / kg / - $ / oz - sold 88,265 - - 88,265 418 - - 418
Total cash costs - R / kg / - $ / oz - produced 95,120 - - 95,120 447 - - 447
Total production costs - R / kg / - $ / oz - produced 115,258 - - 115,258 543 - - 543
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 203 - - 203 6.52 - - 6.52
Actual - g / - oz 83 - - 83 2.67 - - 2.67
FINANCIAL RESULTS (MILLION)
Gold income
11 - - 11 1 - - 1
Cost of sales 15 - - 15 2 - - 2
Cash operating costs 12 - - 12 2 - - 2
Other cash costs - - - - - - - -
Total cash costs 12 - - 12 2 - - 2
Rehabilitation and other non-cash costs 1 - - 1 - - - -
Production costs 13 - - 13 2 - - 2
Amortisation of mining assets 2 - - 2 - - - -
Inventory change - - - - - - - -
(4) - - (4) (1) - - (1)
Realised non-hedge derivatives - - - - - - - -
Adjusted operating profit (4) - - (4) (1) - - (1)
Capital expenditure 2 - - 2 - - - -

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of
AngloGold Ashanti's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-
looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such risk factors, refer to AngloGold's annual report on Form 20-F for the year ended 31 December 2003, which was filed with the Securities and Exchange Commission (SEC) on 19 March 2004.
Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
(formerly: AngloGold Limited)
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: AGD
NYSE: AU
ASX: AGG
GSE: AGA
Euronext Paris: VA
Euronext Brussels: ANG BB
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail:
slenahan@anglogoldashanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: mclements@anglogoldashanti.com
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail:
cecarter@anglogoldashanti.com
Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail:
amaxey@anglogoldashanti.com.au
General E-mail enquiries
investors@anglogoldashanti.com
AngloGold Ashanti website
http://www.anglogoldashanti.com
Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
Dr S E Jonah KBE
**
K H Williams
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
* British
#
American
**
Ghanaian
Offices
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Investor Services
2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown
2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7722
United Kingdom
Computershare Investor Services
PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in
Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052
Global BuyDIRECT
SM
BoNY maintains a direct share
purchase and dividend
reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
July 30, 2004
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary